SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

67423R108

(CUSIP Number of Class of Securities)

Laura B. Hunter

Vice President, General Counsel

and Secretary

3760 Kilroy Airport Way, Suite 500

Long Beach, CA 90806

(562) 628-1007

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Wesley C. Fredericks

Kevin T. Collins

Jason M. Casella

Jenner & Block LLP

919 Third Avenue

New York, NY 10022-3908

(212) 891-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a)  Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Obagi Medical Products, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 3760 Kilroy Airport Way, Suite 500, Long Beach, CA 90806, and the telephone number of the principal executive offices of the Company is (562) 628-1007.

(b)  Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the “Shares”). As of March 19, 2013, there were 100,000,000 Shares authorized, of which 17,434,138 were outstanding and an additional 5,867,941 Shares were held in treasury by the Company.

Item 2.	Identity and Background of Filing Person.

(a)  Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The Company’s website is www.obagi.com. The information included in, or linked to through, the Company’s website should not be considered part of this statement. The Company has included its website address in this statement solely as a textual reference.

(d)  Tender Offer.

This Schedule 14D-9 relates to the tender offer by Odysseus Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), to purchase all outstanding Shares for $19.75 per Share, net to the seller in cash, without interest (less any applicable withholding tax) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2013 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 19, 2013 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Parent, Purchaser, the Company and Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with General Corporation Law of the State of Delaware (the “DGCL”), at the effective time of the merger (the “Merger Effective Time”), Purchaser will merge with and into the Company (the “Merger,” and together with the Offer, the “Transaction”), and the Company will continue its corporate existence as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the Merger Effective Time, each Share outstanding immediately prior to the Merger Effective Time (excluding those Shares that are held by (i) the Company, Purchaser or Parent (in each case, other than Shares held on behalf of third parties) or (ii) stockholders of the Company who properly exercised their appraisal rights under, and comply with, Section 262 of the DGCL) will be converted into the right to receive an amount of cash equal to the Offer Price (or any greater Share price paid in the Offer), without interest (the “Merger Consideration”). In connection with the Merger, outstanding stock options, restricted stock units, and restricted shares will convert to the right to receive cash consideration as set forth in this Schedule 14D-9 under the headings “Treatment of Stock Options,” “Treatment of Restricted Shares” and “Treatment of Other Stock-Based Awards.” The Merger is subject to the satisfaction or waiver of certain conditions as described in the Offer to Purchase.

The Company has granted Purchaser an irrevocable option, subject to certain limitations, to purchase from the Company, at a price per Share equal to the Offer Price, that number of Shares equal to the lowest number of Shares (the “Top-Up Shares”) that, when added to the number of Shares held by Purchaser and Parent at the time the option is exercised, will cause Purchaser to own one Share more than 90% of the Shares outstanding (determined on a fully diluted basis and assuming the issuance of the Top-Up Shares) (the “Top-Up Option”). The obligation of the Company to issue the Shares upon the exercise of the Top-Up Option is subject to the conditions that (i) there not exist any law, injunction, judgment or ruling that would prohibit the exercise of the Top-Up Option or prevent the issuance and delivery of the Top-Up Shares; (ii) the number of Shares issuable upon exercise of the Top-Up Option does not exceed the number of authorized but unissued Shares that are not otherwise subscribed for or committed to be issued; and (iii) Purchaser has accepted for payment and paid for all Shares validly tendered pursuant to the Offer and not withdrawn. If Parent, Purchaser and any of their respective affiliates beneficially own, after the consummation of the Offer and any exercise of the Top-Up Option, at least 90% of the then outstanding Shares, Purchaser will complete the Merger through the “short-form” procedures available under the DGCL.

The Schedule TO states that the principal executive offices of Purchaser and Parent are located at 700 Route 202/206 North, Bridgewater, New Jersey 08807 and the telephone number is (908) 927-1400.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

(d) Conflicts of Interest

Except as described herein, in the Schedule TO or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer.

Agreements or Arrangements with Executive Officers and Directors of the Company.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9.

For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included under Item 8 “Additional Information — Golden Parachute Compensation” below (which is incorporated by reference into this Item 3) and please also see the Information Statement under the headings “Compensation of Non- Employee Directors;” “Non-Employee Director Compensation Table;” “Security Ownership of Certain Beneficial Owners and Management;” “Executive Compensation and other Information Concerning Executive Officers;” and “Certain Relationships and Related Transactions.”

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Treatment of Outstanding Shares

If the Company’s directors and executive officers were to tender into the Offer any Shares they own, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 19, 2013, the Company’s directors and executive officers owned 108,537 Shares in the aggregate (excluding Options (as defined below), Awards (as defined below) and Restricted Shares (as defined below)). If the directors and executive officers were to tender all of their Shares into the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $2,143,606 in cash (less certain applicable taxes). The Company has been informed that all of its directors and executive officers intend to tender their Shares into the Offer.

The beneficial ownership of Shares held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of March 19, 2013, and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings), if the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Executive Officer/Director	Number of Shares Owned (#)	Value of Shares Owned ($)
Albert F. Hummel	15,787	$311,793
Preston S. Romm	—	—
David S. Goldstein	—	—
Laura B. Hunter	—	—
Mark T. Taylor	12,294	$242,807
Ronald P. Badie	16,746	$330,734
John A. Bartholdson	15,747	$311,003
John H. Duerden	13,220	$261,095
Albert J. Fitzgibbons III	15,747	$311,003
Edward A. Grant	18,996	$375,171
Kristina M. Leslie	—	—

Treatment of Stock Options

The Merger Agreement provides that, at the Merger Effective Time, each outstanding option to purchase Shares (each, an “Option”), whether vested or unvested, will become fully vested and be converted into the right to receive an amount of cash (subject to applicable withholding taxes) equal to the excess, if any, of the amount of the Offer Price over the exercise price per Share subject to such Option multiplied by the total number of Shares issuable upon exercise of such Option.

The table below reflects the number of vested and unvested Options with exercise prices below the Offer Price (the “In-the-Money Options”) that are held by the Company’s executive officers as of March 19, 2013, and reflects the gross amount payable to the Company’s executive officers with respect to their Options, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the In-the-Money Options held on March 19, 2013, executive officers of the Company would be entitled to receive a payment of approximately $7,459,301 in the aggregate for all In-the-Money Options held by such executive officers (less certain applicable taxes). As of March 19, 2013, no directors of the Company owned Options.

Executive Officer/Director	Number of Shares Underlying Vested In-the- Money Options (#)	Weighted Average Vested Options Spread Value(1) ($)	Number of Shares Underlying Unvested In-the- Money Options (#)	Weighted Average Unvested Options Spread Value(1) ($)	Total Options Spread Value ($)
Albert F. Hummel	33,334	$7.20	231,666	$7.09	$1,883,250
Preston S. Romm	137,862	$9.24	83,333	$8.25	$1,961,651
David S. Goldstein	166,667	$8.11	83,333	$8.25	$2,039,300
Laura B. Hunter	88,334	$10.31	41,666	$8.25	$1,254,100
Mark T. Taylor	—	—	50,000	$6.42	$321,000

(1)	Represents the excess of the Offer Price over the weighted average exercise price per Share subject to such Option that is outstanding and that has an exercise price below the Offer Price.

Treatment of Restricted Shares

The Merger Agreement provides that, immediately prior to the Merger Effective Time, each award of restricted Shares (the “Restricted Shares”) will become fully vested and will be converted into the right to receive the Merger Consideration (less applicable withholding taxes), in respect of each Restricted Share.

The table below sets forth the number of Restricted Shares held by the directors of the Company as of March 19, 2013, and the amount of cash consideration they will receive for those Restricted Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the number of Restricted Shares held on March 19, 2013, the directors would be entitled to receive a payment of $314,423 in the aggregate for all Restricted Shares held by such directors (less certain applicable taxes). No other Restricted Shares were outstanding as of March 19, 2013.

Executive Officer/Director	Number of Restricted Shares (#)	Total Value of Restricted Shares ($)
Ronald P. Badie	2,206	$43,569
John A. Bartholdson	2,206	$43,569
John H. Duerden	2,206	$43,569
Albert J. Fitzgibbons III	2,206	$43,569
Edward A. Grant	2,206	$43,569
Kristina M. Leslie	4,890	$96,578

Treatment of Other Stock-Based Awards

The Merger Agreement provides that, at the Merger Effective Time, each outstanding right of any kind, contingent or accrued, to receive Shares or benefits measured in whole or in part by the value of a number of Shares granted under the stock plans or other plans of the Company (including restricted stock units, phantom units, deferred stock units and dividend equivalents), other than Restricted Shares and Options (each, an “Award”), whether vested or unvested, will cease to represent a right or award with respect to Shares, will become fully vested and will be converted into the right to receive an amount of cash (subject to applicable withholding taxes) equal to the Merger Consideration, in respect of each Share underlying a particular Award. As of March 19, 2013, 50,000 shares were issuable upon vesting of restricted stock units of Mr. Hummel that will vest in full on April 21, 2013. At the Merger Effective Time, this Award will convert into the right to receive $987,500 in cash. No other Awards were outstanding as of March 19, 2013.

Agreements with Executive Officers.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, for six years after the Merger Effective Time, Parent and the Surviving Corporation will maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its subsidiaries’ certificate of incorporation and bylaws or similar organization documents in effect immediately prior to the Merger Effective Time, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who were current or former directors or officers of the Company or any of its subsidiaries at the Merger Effective Time.

In addition, each of Parent and the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each thereof) each current and former director or officer of the Company or any of its subsidiaries (and each person who served as a director, officer or other fiduciary in any entity if such service was at the request or for the benefit of the Company) (each, an “Indemnified Person”) against any costs, expenses or losses incurred in connection with any actual or threatened legal action arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Merger Effective Time. Parent and the Surviving Corporation will cooperate with the Indemnified Person in the defense of any such legal action.

Parent also agreed, pursuant to the Merger Agreement, that, for six years after the Merger Effective Time, it will cause the Company’s current policies of directors’ and officers’ liability insurance to be maintained by the Company and its subsidiaries with respect to matters arising on or before the Merger Effective Time. After the Merger Effective Time, Parent will not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of the coverages required to be obtained thereunder. At the Company’s option, it may purchase, prior to the Merger Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Merger Effective Time, covering without limitation the transactions contemplated by the Merger Agreement. If such prepaid “tail” policy is obtained by the Company prior to the Merger Effective Time, Parent will cause such policy to be maintained in full force and effect for its full term, and will cause all obligations thereunder to be honored by the Surviving Corporation, and no other party will have any further obligation to purchase or pay for insurance under the Merger Agreement.

Employee Matters

Pursuant to the Merger Agreement, for a period of 12 months (the “Continuation Period”) following the acceptance of Shares for payment by Purchaser (such Shares representing at least the number of Shares that, together with the Shares already owned by Parent, Purchaser or any of their respective subsidiaries, would represent more than a majority of the outstanding Shares on a fully diluted basis on the date of purchase) pursuant to the Offer (the “Acceptance Time”), Parent will provide or cause the Company and the Surviving Corporation to provide to each individual who is employed by the Company or any of its subsidiaries immediately prior to the Acceptance Time (each, a “Continuing Employee”), compensation and employee benefits that are substantially similar in the aggregate to the compensation and employee benefits, other than severance and termination benefits, provided to similarly situated employees of Parent, pursuant to compensation and benefit plans sponsored by Parent or its affiliates.

For the period ending on the earlier of the conclusion of the Continuation Period or the term of any applicable employment agreement, Parent shall or shall cause the Company and the Surviving Corporation to maintain and honor certain employment agreements identified in the Company’s disclosure letter. In addition, with respect to all employee benefits plans, programs and arrangements maintained by Parent, the Surviving Corporation and their respective affiliates, each Continuing Employee’s service with the Company or any of its subsidiaries (as well as service with any predecessor employer of the Company or such subsidiaries, to the extent service with the predecessor employer is recognized by the Company or such subsidiaries) will be treated for all purposes as service with Parent, the Surviving Corporation and their respective affiliates (except to the extent that such recognition would result in any duplication of benefits for the same period of service).

Pursuant to the terms of the Merger Agreement, if Parent or the Surviving Corporation replaces a health benefit plan in which the Continuing Employees participate in the plan year in which the Acceptance Time occurs, the Surviving Corporation will, and Parent will direct the Surviving Corporation to, (i) reduce any period of limitation on health benefits coverage of Continuing Employees due to pre-existing conditions (or actively at work or similar requirements) under the applicable health benefits plan of the Surviving Corporation, to the extent reduced under the similar Company plan as of the Acceptance Time; (ii) waive any and all eligibility waiting periods and evidence of insurability requirements with respect to such Continuing Employees, to the extent that any applicable eligibility waiting periods or evidence of insurability requirements under similar Company plans were waived or satisfied (or deemed to be satisfied) with respect to the Continuing Employees under the similar Company plans as of the Acceptance Time; and (iii) credit each Continuing Employee with all deductible payments, co-payments, and other out-of-pocket payments paid by such employee under a Company plan prior to the Acceptance Time during the year in which the closing of the Merger occurs, for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under the health benefit plan of the Surviving Corporation for such year.

Arrangements with Parent and Purchaser.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer in Sections 12 and 15, respectively, of the Offer to Purchase that is filed as Exhibit (a)(1)(A) to the Schedule TO and that is being mailed to stockholders of the Company together with this Schedule are incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants made by Parent, the Purchaser and the Company in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains customary representations and warranties that the Company, Parent and the Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among the Company, Parent and the Purchaser and may be subject to important qualifications and limitations agreed to by the Company, Parent and the Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among the Company, Parent and the Purchaser rather than establishing matters as facts.

Confidentiality Agreement

On February 27, 2013, the Company and Valeant signed a customary Confidentiality Agreement (the “Confidentiality Agreement”) providing that, subject to the terms of the Confidentiality Agreement, Parent and its affiliates shall keep confidential certain non-public information provided by the Company.

Item 4.	The Solicitation or Recommendation.

(a)  Recommendation.

The Board unanimously adopted resolutions (i) approving the Merger Agreement and the transactions contemplated thereby; (ii) declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders; (iii) recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) recommending that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law.

(b)  Background and Reasons for the Recommendation.

Background of the Offer

The Board along with senior members of the management team, as part of their ongoing evaluation of the Company’s business and strategic direction, regularly evaluates strategic alternatives for the Company, including prospects for acquisitions and for the sale of the Company. The Board considers such transactions in light of the business, economic, and geopolitical environment, as well as developments in the specialty pharmaceutical aesthetics industry.

In 2009, the Company engaged a nationally recognized investment bank to assist the Board in reviewing various strategic alternatives for the Company. As a result of that review and at the direction of the Board, this investment bank conducted a process to identify potential buyers for the Company, which resulted in preliminary non-binding, indications of interest from three potential buyers. These potential buyers engaged in preliminary financial, legal, and business due diligence and held preliminary discussions with the Company, which resulted in non-binding indications of interest to acquire the Company at prices ranging from $11.00 to $15.15 per Share. Two of those three potential buyers ended their discussions with the Company prior to engaging in the negotiation of a merger agreement upon a more in-depth due diligence review with respect to the Company’s product line, in particular its products containing hydroquinone (“HQ”), with respect to one potential buyer as well as strategic differences between the business operations of the Company and one of the potential buyers. The third potential buyer was Valeant. After limited discussions between the Company and Valeant, the Company received a letter on behalf of Dr. Zein Obagi, one of its founders, and related parties, alleging claims with respect to the Company’s intellectual property and other issues. The Company informed Valeant that discussions with respect to a strategic transaction between the Company and Valeant would be postponed. In May 2011, the Company reached a settlement with Dr. Obagi and related parties. Discussions with Valeant were not revived at that time.

By letter of June 24, 2011, the Company received a preliminary, non-binding indication of interest from a manufacturer of aesthetic medical devices at a proposed price of $13.17 per Share (“Bidder A”). Bidder A had been experiencing significant financial losses over the prior several years, and the Company did not believe that this indication was likely to result in an acceptable transaction within any reasonable period of time. Bidder A did not have the internal resources to fund the acquisition on its own and was not able to demonstrate to the Board that it had or would be able to obtain the required financing. The Board considered the indication of interest, and given the uncertainty of Bidder A’s ability to complete a transaction and the inadequate consideration suggested, the Board ultimately decided that continuing discussions would not be in the best interest of the Company or its stockholders.

By letter of July 29, 2011, with a follow-up on October 10, 2011, the Company received a preliminary, non-binding indication of interest from another aesthetic medical device company at $14.00 per Share (“Bidder B”). The financial condition of Bidder B was such that it did not have the internal resources to fund the proposed acquisition on its own and it failed to demonstrate to the Board that it would be able to obtain the required financing. At the time of receipt of these communications, the Company was the subject of a pending investigation and enforcement action relating to its promotion, sales, and distribution of HQ products in Texas. Bidder B indicated that the regulatory issues in Texas would negatively impact its valuation of the Company. The Board concluded that continuing discussions with Bidder B would not be in the best interest of the Company or its stockholders because of the inadequacy of the suggested offering price and the uncertainty with respect to financing. The issue in Texas has since been resolved to the Company’s satisfaction.

By letter of November 9, 2012, the Company received a preliminary, non-binding indication of interest with respect to a possible acquisition of the Company by a pharmaceutical company (“Bidder C”). The expressed price was $16.50 per Share. After the receipt of this indication of interest, the Board met on November 13, 2012, to discuss the indication of interest and the advisability of engaging financial advisors to conduct an initial financial advisory review of the Company. Such a review (a “Financial Advisory Review”) would cover, among other things, the Company’s prospects, valuation and strategic alternatives, and the Company’s investor relations program, including responses to a threatened proxy contest by a minor stockholder to replace the members of the Board.

On November 13, 2012, the Board formed a committee (the “Financial Advisor Selection Committee”) to review, evaluate and engage a financial advisor to conduct, among other things, a Financial Advisory Review. Mr. Albert J. Fitzgibbons III, the Company’s Chairman of the Board, was Chairman of the Financial Advisor Selection Committee, which also included Ronald P. Badie, Edward A. Grant, and Albert F. Hummel. Immediately at the conclusion of the Board meeting on November 13, 2012, the Financial Advisor Selection Committee met and discussed the process to identify, interview, assess and engage a financial advisor to conduct the initial Financial Advisory Review. The Financial Advisor Selection Committee then identified financial advisors that would be appropriate to consider and invited potential financial advisors to present their qualifications to the committee.

On November 16, 2012, the Financial Advisor Selection Committee again met and received presentations from potential financial advisors. The Financial Advisor Selection Committee then considered the qualifications of those prospective financial advisors and expressed its desire to engage Morgan Stanley & Co. LLC (“Morgan Stanley”) to serve as the Company’s financial advisor to conduct a Financial Advisory Review.

On November 19, 2012, the Financial Advisor Selection Committee again met and discussed the terms of an engagement letter proposed by Morgan Stanley pursuant to which Morgan Stanley would conduct the Financial Advisory Review. In addition, the Financial Advisor Selection Committee also discussed the role of Morgan Stanley in the event the Company decided to pursue a strategic transaction. The Financial Advisor Selection Committee determined that Morgan Stanley would act as exclusive financial advisor and be given an overall mandate to assist the Board in determining the strategic alternative that would be in the best interest of the Company and its stockholders. With this mandate, Morgan Stanley would provide the Company financial advice and assistance with respect to, among other things, defining objectives, analyzing prospective transaction parties, performing valuation analyses, and, to the extent a transaction was determined by the Board to be the value maximizing alternative, structuring, planning, and negotiating a strategic transaction.

On December 26, 2012, the Board met and discussed with Morgan Stanley the indication of interest from Bidder C and its initial Financial Advisory Review. The Board also discussed with Morgan Stanley the Company’s stand-alone business plan and the risks related to such plan, valuation considerations, strategic alternatives for the Company (such as a leveraged recapitalization), and possible alternative responses to Bidder C.

In December 2012 and early January 2013, at the direction of the Board, Morgan Stanley continued to engage in discussions with Bidder C and its financial advisor regarding its preliminary indication of interest.

On January 10, 2013, the Board further discussed Bidder C’s indication of interest and reviewed with Morgan Stanley the status of discussions with Bidder C. The Board asked a number of questions with respect to, among other things, a possible sale process, price, alternative transaction structures, timing, and deal certainty. At that meeting, Morgan Stanley also reported on other potential buyers of the Company that it could solicit to determine if they would have any interest in acquiring the Company.

On January 12, 2013, Morgan Stanley, on instructions from the Board, informed the financial advisors of Bidder C that $16.50 per Share was not an acceptable price.

Throughout January and February 2013, the Company engaged in discussions regarding strategic plans with Morgan Stanley, and Morgan Stanley, on instructions from the Board, spoke with nine potential buyers in an attempt to ascertain each party’s possible interest in acquiring the Company.

On January 18, 2013, Bidder C submitted a revised non-binding indication of interest with an increased acquisition price of $18.50 per Share. A confidentiality agreement was sent to Bidder C, which, after extensive negotiations, it ultimately signed on February 14, 2013.

On January 18, 2013, Bidder B submitted a new preliminary, non-binding indication of interest for an all-cash acquisition of the Company at a price of $18.00 per Share. On January 21, 2013, the Board authorized Morgan Stanley to engage with Bidder B.

In early February 2013, the Company requested its legal advisor, Jenner & Block LLP (“Jenner & Block”), to assist in organizing due diligence materials for potential buyers.

On February 12, 2013, at the direction of the Board, Morgan Stanley first made contact with Hemanth Varghese, Sr. Vice President Corporate Development & General Manager Neurology/Other at Valeant regarding a potential strategic transaction with the Company. On February 14, 2013, Michael Pearson, Chairman of the Board of Directors and Chief Executive Officer of Valeant, called representatives of Morgan Stanley to express preliminary interest in the Company.

On February 21, 2013, members of senior management of the Company, along with representatives of each of Morgan Stanley and Jenner & Block, met with Bidder C in Long Beach, California, for a management presentation. The parties discussed, among other things, the Company’s organization and structure, business, key products, strategy, regulatory status, and financial information. On February 26, 2013, Bidder C was granted access to a dataroom to conduct business, financial, and legal due diligence.

On or about February 22, 2013, Morgan Stanley reported that Valeant had requested that Mr. Fitzgibbons, the Company’s Chairman of the Board, contact Mr. Pearson. On February 25, 2013, Mr. Fitzgibbons discussed with Mr. Pearson the parties’ mutual interest in a strategic transaction and steps to effectuate such a transaction. Also on February 25, 2013, Morgan Stanley reported that it also had spoken with Valeant and that the latter had expressed an interest in visiting the Company as soon as possible. Morgan Stanley reported that it would follow up with Bidder A and Bidder B, neither of which ultimately pursued a transaction with the Company.

On February 27, 2013, based on instructions from the Board and following the negotiation and execution of a customary confidentiality agreement between the Company and Valeant, members of senior management of the Company, including Albert F. Hummel, President and Chief Executive Officer, Preston S. Romm, Chief Financial Officer and Executive Vice President, Finance, Operations and Administration, and Laura B. Hunter, Vice President, General Counsel and Secretary, along with representatives of Morgan Stanley, met at the Marriott Long Beach in Long Beach, California, with members of senior management of Valeant, including Mr. Pearson, Howard Schiller, Chief Financial Officer of Valeant, Mr. Varghese, Ryan Weldon, Executive Vice President, Group Chairman, Medicis, and Robert Chai-Onn, Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development, and a representative of Skadden Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to Valeant. The parties discussed, among other things, the Company’s organization and structure, business, key products, strategy, regulatory status, and financial information. Shortly after the meeting, Valeant orally expressed a non-binding initial indication of interest at $16.75 per Share.

On March 1, 2013, the Board met to receive an update from Morgan Stanley concerning its outreach to prospective buyers. Morgan Stanley reported that a total of twelve potential buyers had been contacted and gave the results of each of those contacts. Among them was Valeant, who expressed an interest in pursuing discussions, along with Bidder A, Bidder B, and Bidder C. Ultimately, Bidder A and Bidder B did not engage in further discussions. During that meeting, Morgan Stanley reported that Bidder C had performed a significant due diligence review. Bidder C had informed Morgan Stanley that it expected that it would need several weeks to complete its due diligence, get necessary approvals and respond to Morgan Stanley and the Company. Morgan Stanley also reported to the Board that Valeant had met with the Company’s management team for discussions and an initial due diligence review on February 27, 2013 and that Valeant had subsequently proposed an acquisition price of $16.75 per Share. The Board discussed the terms of the proposed transactions, and the potential benefits and risks of the proposed transactions, to the Company and its stockholders. The Board also discussed and considered with Morgan Stanley other alternatives to a sale of the Company, including restructuring and other non-strategic transactions. The Board asked questions about the benefits and risks of these alternatives. Morgan Stanley advised the Board with respect to the likely financial impact of these alternative structures and alternative transactions on the Company and its stockholders.

During early March, attorneys at Jenner & Block began preparation of a draft merger agreement based upon instructions from the Company’s management and the Board.

On March 4, 2013, Mr. Fitzgibbons had a conversation with Mr. Pearson, who mentioned that he would be discussing a potential revised offer for the Company with Valeant’s Board of Directors. Mr. Pearson also informed Mr. Fitzgibbons that additional due diligence was required.

On March 6, 2013, Bidder B’s representative informed Morgan Stanley that it was withdrawing its interest in the Company without having executed a confidentiality agreement previously offered by the Company.

On March 7, 2013, the Company instructed Jenner & Block to distribute the draft merger agreement to Bidder C. Bidder C continued to conduct due diligence, including with respect to HQ.

On March 8, 2013, Mr. Fitzgibbons again spoke with Mr. Pearson, and Mr. Pearson reported that Valeant had spent significant time analyzing the potential transaction and, after discussions with Valeant’s Board of Directors, was expressing interest at a price of $18.75 per Share. A letter from Valeant, dated March 8, 2013, confirmed that proposed offering price. Mr. Fitzgibbons mentioned that he would recommend continuing discussions. Mr. Fitzgibbons further informed Mr. Pearson that the Company had Board meetings scheduled for March 11 and 12, 2013. Also on March 8, 2013, Valeant was granted access to the Company’s dataroom to conduct business, financial, and legal due diligence.

During a March 11 and 12, 2013 meeting, the Board met with Morgan Stanley to review the status of the bidding process and negotiations. During these meetings, the Board asked questions about the bid process and potential transaction timing, structure, and price. The Board and Morgan Stanley discussed strategy on how to maximize the per Share price for stockholders in any strategic transaction. As a result of these discussions, the Board instructed Morgan Stanley to make each of Bidder C and Valeant aware that the Company was in negotiations with at least one additional bidder, which Morgan Stanley did on March 13, 2013.

On March 13, 2013, Jenner & Block sent an initial draft of the Merger Agreement to Skadden Arps.

Also on March 13, 2013, at the direction of the Board, Morgan Stanley engaged in discussions with the financial advisors of Bidder C. Morgan Stanley indicated that the Board would want to know the expected timing of Bidder C’s completion of its due diligence review and approval process. Subsequently on that day, Morgan Stanley contacted senior management at Valeant and delivered the same message.

On March 14, 2013, the Company announced its fourth quarter and full year 2012 earnings and that it had returned $19.8 million to stockholders in 2012 through its share repurchase program. In addition, the Company provided financial guidance for full year 2013 as follows: net sales expected to be between $126 million and $130 million and diluted earnings per share between $0.80 and $0.84. This guidance was based upon certain expectations and risks, including risks related to current economic conditions, business development, certain investments, execution of Company strategy, and government policy.

On March 14 through 17, 2013, Messrs. Fitzgibbons and Pearson had discussions in which Mr. Fitzgibbons emphasized the need to increase the per Share price. Mr. Pearson suggested increasing the offering price from $18.75 per Share to $19.25 per Share. On March 17, 2013, Skadden Arps sent a revised draft of the Merger Agreement to Jenner & Block. While the Company, Morgan Stanley, and Jenner & Block analyzed and discussed the revised Merger Agreement, Skadden Arps and Valeant continued with their due diligence investigations, and the Company, Morgan Stanley, and Jenner & Block responded to due diligence requests and questions. Skadden Arps and Jenner & Block also discussed certain terms in the revised Merger Agreement.

On March 18, 2013, the Board met to consider the status of outstanding discussions and to consult with each of Jenner & Block and Morgan Stanley about the legal and financial aspects of the transaction. Morgan Stanley presented the Board with a summary of key terms of the transaction, including a financial analysis of the transaction described in “—Opinion of Morgan Stanley, the Company’s Financial Advisor.” The discussion included an overview of management’s plan along with the key assumptions, limitations and risks associated with management’s plan. The participants also discussed the status of discussions with Bidder C and the timing, uncertainties, and risks associated with pursuing a transaction with Bidder C, which had not responded to the questions posed by Morgan Stanley’s communication of March 13. The Board asked questions with respect to the terms of the draft Merger Agreement, including, among other items, closing conditions, timing of the transaction, and deal certainty. Subsequently, the Board indicated that it would likely find $19.75 per Share to be a fair price and in the best interest of the Company and its stockholders if acceptable Merger Agreement terms could be reached. That conclusion was transmitted to Valeant by Morgan Stanley, and Valeant indicated that it was an acceptable price, subject to mutually agreeable terms and conditions in the Merger Agreement.

Based on instructions from the Board, Jenner & Block and the Company continued to negotiate the terms of the draft Merger Agreement with Skadden Arps and Valeant throughout March 18 and 19, 2013. During this time, Skadden Arps and Valeant finalized their due diligence, and the Company, Morgan Stanley, and Jenner & Block responded to final due diligence requests and questions.

On March 19, 2013, the Board met again to consider the transaction at $19.75 per Share. The Board reviewed the history of offers and process over the past several years and received an update on the status of negotiations with Valeant by the Company’s management and each of Jenner & Block and Morgan Stanley. The Board continued to ask questions about the terms of the proposed Merger Agreement. At the meeting, Morgan Stanley delivered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated March 19, 2013, that as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the $19.75 in cash per Share to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to the Company’s stockholders. Morgan Stanley’s written opinion is included as Annex B hereto. At the meeting of the Board, management and Morgan Stanley described management’s forecasts on which such opinion was based, including various challenges and risks with respect to the Company’s business goals as summarized by the Company’s management, and the Board asked questions of management and Morgan Stanley with respect to such challenges and risks. A summary of these forecasts and assumptions and risks associated with these forecasts is included in Item 8 under the heading “Projected Financial Information.”

Following careful consideration of the terms of the proposed Merger Agreement and the transactions contemplated thereby, the Board unanimously adopted resolutions (i) approving the Merger Agreement and the transactions contemplated thereby; (ii) declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders; (iii) recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) recommending that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law.

Subsequently, the parties concluded negotiations and finalized the Merger Agreement, which was executed on March 19, 2013. On March 20, 2013, prior to the opening of trading on the NASDAQ and NYSE, each of the Company and Valeant issued a press release announcing their execution of the Merger Agreement.

Reasons for the Board’s Recommendation

In reaching its unanimous decision to (i) approve the Merger Agreement and the transactions contemplated thereby, (ii) declare that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders, (iii) recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) recommend that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law, the Board consulted with (A) senior management of the Company regarding, among other things, the industry, the Company’s business and capital plans, the Company’s prospects as a stand-alone company and operational matters, (B) its financial advisors regarding the financial aspects of the transactions contemplated by the Merger Agreement, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the transactions contemplated by the Merger Agreement, and (C) its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues.

The Board believed that, taken as a whole, the following factors supported its determination to adopt the Merger Agreement and to approve the Offer, the Merger and the other transactions contemplated by the Merger Agreement and that the transaction is fair to, and in the best interests of the Company and its stockholders:

•	Premium to Market Price. The Offer Price represents premiums of:

•	approximately 42% to the per Share closing price on March 14, 2013, the last trading day prior to the disclosure of the Company’s fourth quarter and full year 2012 earnings;

•	approximately 40% to the volume weighted average price per Share for the 30-day period ended on March 14, 2013;

•	approximately 42% to the volume weighted average price per Share for the 90-day period ended on March 14, 2013;

•	approximately 52% to the volume weighted average price per Share for the 180-day period ended on March 14, 2013; and

•	approximately 28% to the per Share closing price on March 19, 2013, the day prior to the public announcement of the Merger Agreement.

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Business and Financial Condition and Prospects. The Board’s understanding of the business, operations, financial condition, earnings and prospects of the Company, including the prospects of the Company as a stand-alone entity and the status of the current competitive environment.

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Strategic Alternatives. The Board’s belief that the Offer and the Merger are more favorable to the Company’s stockholders than the alternatives to the Offer and the Merger, which belief was formed based on the Board’s review, after discussions with representatives of Morgan Stanley, of possible strategic alternatives available to the Company, including a leveraged recapitalization, and the contacts representatives of Morgan Stanley made, following which the Board determined that a transaction with Valeant was likely to be able to provide the highest value to the Company’s stockholders.

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Execution Risk and Certainty of Value. The consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value, in cash, for their Shares, while avoiding the risk of the Company not executing its long-term business strategy (including, among others, risks relating to an e-Commerce model, a Japanese expansion, competition, international expansion, new product development, and growth strategy), while also providing such stockholders with certainty of value for their Shares.

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Cash Consideration. The Offer Price will be paid in cash to the Company’s stockholders, avoiding the risk to stockholders associated with stock-for-stock transactions, including fluctuation in market prices of the Company and buyer’s stock, risks relating to buyer’s business, and risks relating to the ownership of buyer’s stock.

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Synergies. The Merger is anticipated to result in synergies to Valeant, the value of which is factored into the Offer Price but is not currently factored into the market price for the Shares as a stand-alone company and would not be realized in other strategic transactions, such a leveraged buyout.

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Diversification. The Company’s belief that in order to compete most effectively in the Company’s markets, the resources of a bigger company may be required, which would be a challenge for the Company as a stand-alone entity.

•	Economic Conditions. The current economic uncertainty in the U.S. and Europe and the effect on all purchasers of goods and services, including the effect on the Company’s products.

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Negotiations with Valeant. The Merger Agreement was the product of extensive arms-length negotiations, which resulted in an increase from $16.75 to $19.75 in the price per Share offered by Valeant and acceptable provisions of the Merger Agreement.

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History of Negotiations with other Bidders. Over the last several years, the Company and its advisors had been in contact with a dozen potential buyers, and engaged in discussions from time to time with potential buyers (as described more fully above under the heading “—Background of the Offer”), all of which resulted in per Share indications of interests significantly below the Offer Price of $19.75 per Share.

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Status of Negotiations with Bidder C. Bidder C would need additional time to obtain necessary internal approvals and to conduct due diligence, particularly with respect to HQ, and the last indication of interest from Bidder C ($18.50 per Share in January 2013) occurred prior to Bidder C’s due diligence and its subsequent discussions with the Company regarding HQ.

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Opinion of Morgan Stanley. Morgan Stanley’s opinion, dated March 19, 2013, that based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the $19.75 in cash per share of the Company’s common stock to be received by the holders of shares of the Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view, to such holders, as more fully described in this Item 4 under the heading “—(d) Opinion of Morgan Stanley, the Company’s Financial Advisor.” The full text of the written opinion of Morgan Stanley is included as Annex B hereto.

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Use of Reasonable Best Efforts. Valeant’s agreement to use its reasonable best efforts to take all actions that are necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, subject to certain restrictions related to divestitures and conditions.

•	Ultimate Parent Guaranty. Valeant’s agreement to guarantee unconditionally Parent and Purchaser’s payment and performance obligations under the Merger Agreement.

•	Speed and Likelihood of Consummation.

•	The walk-away date under the Merger Agreement allows for sufficient time to consummate the Offer and the Merger.

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The structure of the transaction as a two-step tender offer and short-form merger potentially enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same per Share cash price as is paid pursuant to the Offer.

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If a majority of the Company’s outstanding Shares (on a fully diluted basis) are tendered into the Offer, Purchaser will be able, subject to certain conditions, to exercise the Top-Up Option to purchase additional Shares sufficient to cause Purchaser to own 90% of the then-outstanding Shares, which would permit Purchaser to complete a short-form merger without a stockholder vote more quickly than a one-step merger.

•	The time frame in which the Parent and Purchaser have to commence the Offer and to file regulatory approvals, including filings under the HSR Act (as defined below).

•	The likelihood that the Offer would be completed and the Merger would be consummated, including the following factors:

•	Purchaser is required, subject to certain conditions as described in the Tender Offer Statement, to extend the Offer.

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Subject to its circumscribed rights to terminate the Offer, if requested by the Company Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

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The completion of the Offer is conditioned on a majority of the Company’s outstanding Shares (on a fully diluted basis) being tendered into the Offer, which cannot be waived without the prior written consent of the Company.

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The number of the outstanding Shares that must be validly tendered into the Offer and not validly withdrawn as of any scheduled Expiration Date to satisfy the minimum tender condition is a number of Shares that, when added to the number of Shares owned by Parent and Purchaser taken as a whole as of such Expiration Date, would represent a majority of outstanding Shares on a fully diluted basis at such date (which would allow Purchaser to effect a Merger).

•	Based on information from their respective advisors, the Company and Valeant believe that there are no significant antitrust or other regulatory impediments.

•	Parent and Purchaser’s obligations under the Offer are not subject to any financing condition.

•	Valeant’s significant financial resources and balance sheet, including approximately $916 million in cash and cash equivalents as of December 31, 2012.

•	The substantial financial resources of Valeant and the substantial experience of Valeant and its management team in the execution of mergers and acquisitions.

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Ability to Respond to Solicitations. The Company’s ability, under certain circumstances specified in the Merger Agreement, prior to Acceptance Time to (i) consider and respond to a written unsolicited acquisition proposal and (ii) provide non-public information to, and engage in discussions or negotiations with, the person making such a proposal if the Board, prior to taking any such actions, determines in good faith, after consultation with its legal advisor and a financial advisor of national reputation that such acquisition proposal either is, or could reasonably be expected to lead to, a superior proposal.

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Change of Recommendation Provisions. The Board may withdraw or modify its recommendation or recommend a takeover proposal, if the Board determines in its good faith judgment, after consulting with outside counsel, that the failure to make such withdrawal, modification, or recommendation would be inconsistent with the Board’s fiduciary duties to the Company stockholders under the DGCL, subject to Parent’s subsequent right to terminate the Merger Agreement and, in such event, the Company’s obligation to pay to Parent a termination fee of approximately $16.2 million, which represents approximately 4.5% of the aggregate Offer Price.

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Responsiveness to Stockholders. From time to time, stockholders have requested that the Board consider strategic alternatives, including a sale of the Company, and the Board has responded over the last several years by engaging in discussions and negotiations with potential buyers, as described more fully above under the heading “—Background of the Offer.”

•	Regulatory Risks. Upon completion of the Offer and consummation of the Merger, the Company’s stockholders would no longer be subject to regulatory risks, including risks related to HQ.

The Board also considered a variety of negative factors in its deliberations concerning the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

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No Participation by the Company’s Stockholders in Future Growth or Earnings. The consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of its assets, future earnings growth and future appreciation of the value of Shares that could be expected if the Company’s plans were successfully implemented.

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Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. An all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

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Interim Restrictions on Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending consummation of the Merger.

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Operations. The announcement and pendency of the Merger, or failure to consummate the Merger, may harm relationships with the Company’s employees, suppliers and customers and may divert management and employee attention away from the day-to-day operation of the Company’s business.

•	Termination by Valeant. The risk that Valeant may terminate the Merger Agreement in certain limited circumstances though such failure may be beyond the control of the Company.

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Conditions. While the Company expects that the Merger will be consummated, there can be no assurance that all conditions to the Offer and to the parties’ obligations to consummate the Merger will be satisfied, and, as a result, the Merger may not be consummated.

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Potential Conflicts of Interest. The Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders. See Item 3 under the heading of “Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Executive Officers and Directors of the Company.”

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Termination Fee. The possibility that the approximately $16.2 million termination fee payable by the Company upon the termination of the Merger Agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire the Company.

•	Expenses Fee. The possibility that reasonable out-of-pocket fees and expenses incurred by Valeant could become payable by the Company under certain circumstances.

The Board concluded that the risks and other potentially negative factors associated with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were outweighed by the potential benefits of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, the Board unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, (ii) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders, (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) recommended that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law.

In considering the recommendation of the Board that you accept the Offer and tender your Shares to Purchaser pursuant to the Offer and, if required, adopt the Merger Agreement, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, adopt the Merger Agreement. See Item 3 under the heading of “Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Executive Officers and Directors of the Company.”

(c)  Intent to Tender.

After reasonable inquiry and to its best knowledge, the Company understands that each director or executive officer of the Company who holds Shares of record or beneficially owns Shares currently intends to tender Shares in the Offer, unless the tender would violate applicable securities laws or require disgorgement of any profits under Section 16 of the Exchange Act, and, if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. No subsidiaries of the Company own any Shares.

In considering the recommendation of the Company Board, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. See the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” as well as “Item 8. Additional Information—Golden Parachute Compensation.” The Committee and the Company Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger.

Opinion of Morgan Stanley, the Company’s Financial Advisor.

Morgan Stanley was retained by the Company to act as its financial advisor in connection with certain stockholder relations matters and strategic alternatives, including a potential sale of the Company. The Board selected Morgan Stanley to act as the Company’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. On March 19, 2013, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Board to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the $19.75 in cash per share of the Company’s common stock to be received by the holders of shares of the Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion to the Board dated March 19, 2013 is attached as Annex B to this document and is incorporated into this document by reference in its entirety. Holders of shares of the Company’s common stock should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Board and addressed only the fairness from a financial point of view, as of the date of the opinion, to the holders of shares of the Company’s common stock of the $19.75 in cash per share of the Company’s common stock to be received by such holders pursuant to the Merger Agreement. Morgan Stanley’s opinion did not address any other aspects of the Offer or the Merger and did not and does not constitute a recommendation as to whether or not any holder of shares of the Company’s common stock should tender such shares in connection with the Offer or how to vote at any stockholders’ meeting with respect to the Merger or any other matter.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company, a summary of which is included in Item 8 under the heading “Projected Financial Information;”

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the pro forma impact of the Merger on Valeant’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the Company’s common stock;

•

compared the financial performance of the Company and the prices and trading activity of the Company’s common stock with that of certain other publicly-traded companies comparable with the Company and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company and Valeant and certain parties and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, with such adjustments to any such projections the Company deemed appropriate and recommended to Morgan Stanley. See “Item 8—Projected Financial Information” for a summary of this information. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company’s common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion. Events occurring after the date of the opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the various analyses below were based on the closing price of $13.94 per share of the Company’s common stock as of March 14, 2013, which was one trading day before the Company announced its 2012 earnings. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Historical Trading Range Analysis.

Morgan Stanley reviewed the historical trading range of shares of the Company’s common stock for the 52 week period ending March 14, 2013. Morgan Stanley observed that, as of March 14, 2013, the closing price of the Company’s common stock was $13.94 per share and that, for the 52 weeks ended March 14, 2013, the maximum price for shares of the Company’s common stock was $18.00 and the minimum price for shares of the Company’s common stock was $10.70.

Morgan Stanley further observed that the consideration per share of the Company’s common stock of $19.75 offered by Valeant pursuant to the Merger Agreement reflected the following premiums based on the respective values of the Company’s common stock on March 14, 2013, March 13, 2013 and for various periods ending on March 14, 2013:

Reference Date/Period for the Company Common Stock	Share Price for Such Date/Period	Implied Premium Based on $19.75 Offer Price
At 03/14/13	$13.94	42%
03/15/13	$14.91	32%
30-Days Prior	$14.13	40%
90-Day VWAP[1]	$13.95	42%
180-Day VWAP	$13.03	52%

Equity Research Stock Price Targets.

Morgan Stanley also reviewed the stock price targets for the Company’s common stock prepared and published by equity research analysts. These targets reflected each analyst’s estimate of the future public market trading price of the Company’s common stock as of March 15, 2013. Based on its professional judgment and experience, Morgan Stanley discounted each estimate to present value assuming a cost of equity of 9%, which discount rate was based on the capital asset pricing model (which we refer to in this document as “CAPM”) using a market risk premium of 6%, a risk-free rate of 2.0% and a beta of 1.15 for the Company’s common stock that was determined by Morgan Stanley using then available information. The range of discounted analyst price targets for the Company’s common stock was $12.00 to $17.50.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for shares of the Company’s common stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Comparable Companies Trading Analyses.

Morgan Stanley performed a comparable companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. For purposes of this analysis and comparison, Morgan Stanley identified publicly traded companies which it viewed, based on its professional judgment and experience, as reasonably comparable or relevant for purposes of this analysis in the categories of specialty pharmaceutical and cosmetics (which we refer to below as the Comparable Companies) and compared certain financial information of the Company with equivalent publicly available consensus street analyst estimates for such Comparable Companies.

[1]	The term VWAP refers to the volume weighted average price during a reference period which is the weighted average prices at which the relevant share traded during such period relative to the volumes at which such shares at those prices.

These companies included the following:

Specialty Pharmaceutical Companies

•	Forest Laboratories Inc.
•	Allergan Inc.
•	Valeant Pharmaceuticals Inc.
•	Meda AB
•	Salix Pharmaceuticals Ltd.
•	Endo Health Solutions Inc.
•	Warner Chilcott plc

Cosmetic Companies

•	Natura Cosmeticos SA
•	Estee Lauder
•	Beiersdorf AG
•	Elizabeth Arden, Inc.
•	Avon Products Inc.
•	Nu Skin Enterprises Inc.
•	Revlon, Inc.
•	Shiseido Company, Limited

For purposes of this analysis, Morgan Stanley analyzed the following financial data of each of these companies for comparison purposes:

•

the ratio of aggregate value, defined as fully diluted market capitalization plus total debt plus minority interest less cash and cash equivalents, to estimated EBITDA for calendar year 2013 based on publicly available street analyst estimates; and

•	the ratio of price per share to estimated earnings per share based on publicly available street analyst estimates for calendar year 2013.

Based on the analysis of the relevant metrics for each of the Comparable Companies and its business judgment, Morgan Stanley selected representative ranges of financial multiples and applied these ranges of multiples to the relevant Company financial data. For purposes of estimated EBITDA and earnings per share, Morgan Stanley utilized the median of publicly available research analysts estimates for the Company, available as of March 15, 2013 (which we refer to as the Street Case). Morgan Stanley also utilized management projections reflecting three alternative market share scenarios, (1) the Market Share Downside Case, (2) the Market Share Neutral Case and (3) the Market Share Growth Case that were made available to Morgan Stanley by the Company’s management and reflected in the Company’s management plan, as more fully described in Item 8 under the heading “Projected Financial Information.”

Based on the number of outstanding shares of the Company’s common stock on a fully diluted basis, Morgan Stanley calculated the estimated implied value per share of the Company’s common stock as follows:

Calendar Year 2013 Financial Data	Comparable Company Multiple Range	Implied Value Per Share(2)
Street Case
Aggregate Value to 2013 Estimated EBITDA	8.5x – 10.5x	$13.75 – $16.50
Price to 2013 Estimated Earnings per Share	17.0x – 21.0x	$14.00 – $17.25
Market Share Growth Case(1)
Aggregate Value to 2013 Estimated EBITDA	8.5x – 10.5x	$16.25 – $19.25
Price to 2013 Estimated Earnings per Share	17.0x – 21.0x	$16.25 – $20.00

(1)	Only Market Share Growth Case shown due to similarity in 2013 projections across all cases.
(2)	Values rounded to the nearest 0.25.

Morgan Stanley noted that the consideration to be received by holders of shares of the Company’s common stock pursuant to the Merger Agreement was $19.75 per share. No company utilized in the public trading comparables analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in financial condition and prospects of the Company or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data. Morgan Stanley considered a number of factors in analyzing the per share consideration. That points in the range of implied present value per share of the Company’s common stock implied by the Comparable Companies analysis were less than or greater than the per share merger consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the per share merger consideration, but one of many factors Morgan Stanley considered.

Discounted Equity Value Analysis.

Morgan Stanley performed a discounted equity value analysis, which is designed to value a company’s future earnings in order to help determine the estimated future value of a company’s common equity. The resulting value is subsequently discounted back to present day at the company’s cost of equity in order to arrive at an estimate of the present value for the company’s potential future stock price. Similar to its Comparable Company analysis described above, Morgan Stanley used the consensus research analyst financial forecasts for the Company (the Street Case) and the financial projections provided by the Company’s management with respect to the Market Share Downside Case, the Market Share Neutral Case and the Market Share Growth Case in performing its analysis.

Morgan Stanley calculated ranges of implied equity values per share for the Company as of March 14, 2013. In arriving at the estimated equity values per share of the Company, Morgan Stanley applied a price to earnings multiple equal to the next twelve months price to earnings multiple of 16.4x as of March 14, 2013. Morgan Stanley then discounted that equity value to March 14, 2013 at a discount rate equal to the Company’s current cost of equity of 9.0%, which discount rate was based on the capital asset pricing model using a market risk premium of 6%, a risk-free rate of 2.0% and a beta of 1.15 for the Company’s common stock that was determined by Morgan Stanley using then available information. Using the financial forecasts associated with the four alternative scenarios described above, this analysis indicated the following ranges of implied per share values for shares of the Company’s common stock:

Valuation Scenario	Implied Value Per Share(1)
Street Case	$17.25 - $19.50
Market Share Downside Case	$12.00 - $13.25
Market Share Neutral Case	$18.25 - $24.00
Market Share Growth Case	$24.50 - $32.25

(1)	Values rounded to the nearest 0.25.

Morgan Stanley noted that the discounted equity value implied under this analysis was highly dependent on assumptions relating to future market share in the medical care provider channel and operating margins of the Company’s core business. Morgan Stanley also noted for the Market Share Neutral and Market Share Growth Cases, that this analysis attributed a present value of approximately $4 per share to management’s e-Commerce strategy and $1 per share to its Japan growth strategy based on calendar year 2015 estimated earnings per share contributions. In rendering its opinion, Morgan Stanley placed less emphasis on the valuations implied by management’s Market Share Neutral and Market Share Growth Cases in light of significant execution risks to achieve top line projections, the risks associated with leveraging existing costs structures for higher revenues and the execution risks associated with management’s e-Commerce and Japan growth strategies. For further information on the strategies and financial forecasts prepared by the Company’s management, see Item 8 under the heading “Projected Financial Information.”

Premiums Paid and Selected Precedent Transactions Analyses

Morgan Stanley reviewed the premiums paid in acquisition transactions from January 1, 2008 to March 14, 2013. The acquisition transactions reviewed by Morgan Stanley were limited to all-cash consideration transactions involving U.S. public company targets with a transaction value between $100 million and $1 billion and excluded terminated transactions, employee stock ownership plans, self-tenders, spin-offs, share repurchases, minority interest transactions, exchange offers, recapitalizations, and restructurings. Morgan Stanley reviewed the premium paid to the target company’s stock price four weeks prior to the earliest of the announcement date of each transaction, the announcement of a competing bid or market rumors. Morgan Stanley noted that the median premium paid in the 308 transactions reviewed was 37%.

Morgan Stanley applied a premium range of 23.6% and 54.9%, representing the 25th -75th quartiles of the acquisition transactions reviewed respectively, to the Company’s stock price as of March 14, 2013 of $13.94. The premiums paid analysis indicated a range for the Company’s implied stock prices, rounded to the nearest $0.25, of $17.25 to $21.50.

Morgan Stanley also performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premiums of selected transactions that share some characteristics with this transaction. In connection with its analysis, Morgan Stanley compared publicly available financial information for the following select specialty pharmaceutical and cosmetic transactions:

Selected Specialty Pharmaceutical Transactions

Target	Acquiror
Connetics Corporation	Stiefel
Bradley Pharmaceuticals	Nycomed
Collagenex Pharmaceuticals	Galderma Pharma S.A.
Barrier Therapeutics	Stiefel
Coria Laboratories, Ltd.	Valeant Pharmaceuticals International
Dow Pharmaceutical Sciences	Valeant Pharmaceuticals International
Stiefel	Glaxo Smith Kline (“GSK”)
Peplin, Inc.	LEO Pharma Inc.
Warner Chilcott plc (dermatology assets)	LEO Pharma Inc.
Zovirax (GSK)	Valeant Pharmaceuticals International
Elidel (Novartis AG)	Meda AB
Xerese (Medivir)	Meda AB
Ortho Dermatologics (Johnson & Johnson)	Valeant Pharmaceuticals International
Dermik (Sanofi)	Valeant Pharmaceuticals International
Graceway Pharmaceuticals LLC	Medicis
University Medical Pharmaceutical Corp.	Valeant Pharmaceuticals International
Fougerga Pharmaceuticals	Novartis AG
Medicis	Valeant Pharmaceuticals International
DUSA Pharmaceutical, Inc.	Sun Pharmaceutical Industries Ltd.

Selected Cosmetics Transactions

Target	Acquiror
Sanctuary Brand and Spa	PZ Cussons
Simple Health & Beauty Ltd.	Alberto Culver Company
Bioform Medical	Merz Pharma Group
Philosophy	Coty Inc.
Q-Med AB	Galderma SA
Clarisonic (Pacific Bioscience Laboratories)	L’Oreal USA
Jurlique International	Pola Orbis Holdings
SkinMedica Inc.	Allergan Inc.

Based on publicly available information, the overall observed median multiples for aggregate value of the transaction to trailing 12-month EBITDA for the selected specialty pharmaceutical and cosmetic company transactions were 13.9x and 11.0x, respectively. Based on its review of these selected transactions utilizing public filings and other publicly available information, and its professional judgment and experience, Morgan Stanley applied a representative range of financial multiples of trailing 12-month EBITDA of 11.0x to 14.0x derived from the selected transactions to the Company’s trailing 12-month adjusted EBITDA. The selected precedent transactions analysis of the Company indicated an approximate implied equity value per share reference range for the Company’s common stock of $15.00 to $18.50, as compared to the $19.75 price per share to be paid pursuant to the Merger Agreement.

No company or transaction utilized in the premiums paid or precedent transaction analyses is identical to the Company or directly comparable to the proposed Merger involving the Company and Valeant. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected transaction data.

Illustrative Leveraged Buyout (“LBO”) Analysis

Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company. Similar to the Comparable Companies and Discounted Equity Value analyses discussed above, Morgan Stanley examined four alternative scenarios, the Street Case, the Market Share Downside Case, the Market Share Neutral Case and the Market Share Growth Case for a potential acquisition by a hypothetical financial buyer. Estimated financial data of the Company was based on internal estimates of the Company’s management. Estimated exit values for the Company were calculated using a range of exit multiples of 10.0x to 12.0x the Company’s fiscal year 2017 EBITDA. Based on Morgan Stanley’s professional judgment and experience with transactions involving private equity investors, Morgan Stanley then derived a range of theoretical purchase prices based on an assumed targeted internal rate of return for a financial buyer of 25%. This analysis indicated the following approximate implied per-share equity value reference ranges for the Company:

Valuation Scenario(1)	Implied Value Per Share(2)
Street Case	$14.50 - $16.25
Market Share Neutral Case	$19.25 - $21.50
Market Share Growth Case	$26.00 - $29.50

(1)	Market Share Downside Case not shown as it leads to nonsensical enterprise value.
(2)	Values rounded to the nearest 0.25.

In rendering its opinion, Morgan Stanley placed less emphasis on the valuations implied by management’s Market Share Neutral and Market Share Growth Cases in light of significant execution risks to achieve top line projections, the risks associated with leveraging existing costs structures for higher revenues and the execution risks associated with management’s e-Commerce and Japan growth strategies.

Discounted Cash Flow Analysis.

Morgan Stanley performed a discounted cash flow analysis, which is designed to illustrate an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company using a relevant discount rate determined by looking at comparable companies and projected cash flow growth of the relevant underlying company. Morgan Stanley calculated a range of implied equity values per share for the Company’s common stock based on estimates of future cash flows and growth rates for calendar years 2013 through 2017 utilizing each of the Street Case, Market Share Downside Case, Market Share Neutral Case and Market Share Growth Case projections. For purposes of these analyses, Morgan Stanley defined unlevered free cash flow as net operating profit after tax plus depreciation and amortization less change in net working capital less capital expenditures. Morgan Stanley first calculated the Company’s estimated unlevered free cash flows and then calculated a terminal value for the Company by applying to the Company’s terminal year estimated 2017 EBITDA a selected range of EBITDA terminal value multiples of 8.5x to 10.5x. These values were then discounted to present value as of March 14, 2013 utilizing a discount rate of 9.0%, which Morgan Stanley selected based on its weighted average cost of capital calculation, which assumed a cost of equity of 9.0% based on the CAPM. In the CAPM methodology, Morgan Stanley used a risk free rate based on a 10-year average for the 10-year U.S. Treasury rate, a market free premium range of 6.0%, a historical Beta of 1.15 and an effective tax rate of 39.3%, based on filings. This analysis indicated approximate implied equity value per share reference ranges for shares of the Company’s common stock as follows:

Valuation Scenario	Implied Value Per Share(1)
Street Case	$19.75 - $23.00
Market Share Downside Case	$12.25 - $14.00
Market Share Neutral Case	$28.00 - $32.75
Market Share Growth Case	$39.75 - $46.75

(1)	Values rounded to the nearest 0.25.

In rendering its opinion, Morgan Stanley placed less emphasis on the valuations implied by management’s Market Share Neutral and Market Share Growth Cases in light of significant execution risks to achieve top line projections, the risks associated with leveraging existing costs structures for higher revenues and the execution risks associated with management’s e-Commerce and Japan growth strategies.

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above in connection with its opinion to the Board as to the fairness, as of the date of such opinion, from a financial point of view of the $19.75 in cash per share of the Company’s common stock to be received by holders of shares of the Company’s common stock pursuant to the Merger Agreement to such holders. These analyses do not purport to be appraisals or to reflect prices at which shares of the Company’s common stock might actually trade.

The consideration to be received by the holders of the Company’s common stock pursuant to the Merger Agreement was determined through arm’s length negotiations between the Board and Valeant and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to the Board or that any specific merger consideration constituted the only appropriate merger consideration for the Merger. Morgan Stanley’s opinion does not address the underlying business decision to engage in the transaction contemplated by the Merger Agreement, or the relative merits of such transaction as compared to any strategic alternatives that may be available to the Company. In addition, Morgan Stanley expresses no opinion or recommendation as to whether or not any holder of the Company’s common stock should tender such shares in connection with the Offer or how any holder of such shares should vote with respect to the Merger or any other matter.

Morgan Stanley’s opinion and its presentation to the Board were one of many factors taken into consideration by the Board in its evaluation of the proposed Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the merger consideration or whether the Board would have been willing to recommend a different merger consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Valeant or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Under the terms of the engagement letter, Morgan Stanley provided the Board financial advisory services and a financial opinion in connection with the Transaction and will receive an estimated fee of approximately $5.8 million for its services upon completion of the Transaction. Morgan Stanley will also be reimbursed for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date hereof, Morgan Stanley provided financial advisory services to the Company and financing services to Valeant and received customary fees in connection with such services. In the two years prior to the date hereof, Morgan Stanley has earned approximately $10.4 million in fees from Valeant for such financing services. Morgan Stanley may also seek to provide such services to Valeant in the future and expects to receive customary fees for the rendering of these services. In connection with the sale of the Company, Morgan Stanley did not provide, and did not seek to provide, any financing, financial advisory, or other services to Valeant.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated March 15, 2013, the Company retained Morgan Stanley as its financial advisor with the proposed sale of the Company. In connection with that engagement, the Board requested that Morgan Stanley evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of Shares in the transaction.

At the meeting of the Board on March 19, 2013, Morgan Stanley rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing, that, based on Morgan Stanley’s experience as investment bankers, as of March 19, 2013 and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the $19.75 in cash per share of the Company’s common stock to be received by the holders of shares of the Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view, to such holders. The written opinion of Morgan Stanley is attached hereto as Annex B.

The Company paid Morgan Stanley a non-refundable fee of $500,000 in consideration for Morgan Stanley’s role as financial advisor on a stockholder relations matter pursuant to a separate engagement letter. This fee will be credited against any transaction fee received by Morgan Stanley in connection with the Transaction. The Company estimates that Morgan Stanley’s fee under the engagement letter in connection with the Transaction, including Morgan Stanley’s opinion to the Board, will be approximately $5.8 million upon completion of the Transaction. In addition, the Company also agreed to utilize Morgan Stanley if, in lieu of the transactions contemplated by the Merger Agreement, the Company or its affiliates effects a financing transaction within two years following the termination of the transactions contemplated by the Merger Agreement. In addition, the Company also agreed to reimburse Morgan Stanley for its expenses incurred in connection with Morgan Stanley’s services under its engagement agreement. The terms of the engagement letter were negotiated at arm’s-length between the Company and Morgan Stanley, and the Board was aware of this fee arrangement and the other terms of the engagement at the time of its approval of the Merger Agreement.

Under a separate indemnity agreement, the Company has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer and the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which they shall receive no additional compensation.

Item 6.	Interest in Securities of the Subject Company.

(b) Securities Transactions

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(d) Subject Company Negotiations

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information.

Information Statement.

The Information Statement attached as Annex A to this Statement is being furnished to the Company’s stockholders in connection with the possible designation by Parent of persons to the Board other than at a meeting of the Company’s stockholders, and this Information Statement is incorporated herein by reference.

Antitakeover Statutes and Provisions.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various business combination transactions with any interested stockholder for a period of three years following the time that such person became an interested stockholder, unless:

•

the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Board of Directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

•

following the transaction in which such person became an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to an “interested stockholder.” In general, an “interested stockholder” is a person who owns (or is an affiliate or associate of the corporation and, within the prior three years, did own) 15% or more of a corporation’s voting stock.

Short-Form Merger.

Under Section 253 of DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to effect the Merger without calling a meeting of the Company’s stockholders to vote on the adoption of the Merger Agreement. If Purchaser does not acquire at least 90% of the outstanding Shares, Purchaser would have to seek adoption of the Merger Agreement by the Company’s stockholders at a stockholders meeting.

The Company granted Purchaser the Top-Up Option, which is an irrevocable option, subject to certain limitations, to purchase from the Company the number of additional Shares sufficient to cause Purchaser to own at least 90% of the Shares outstanding at a price per share equal to the Offer Price.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a short-form merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the Shares following completion of the Offer. After the purchase of the Shares by the Purchaser pursuant to the Offer, if the conditions to the Offer are satisfied, the Purchaser will own sufficient Shares, together with Shares it purchases pursuant to the Top-Up Option, to effect the Merger without the affirmative vote of any other stockholder of the Company.

If the Purchaser acquires, pursuant to the Offer, the Top-Up Option, or otherwise, less than 90% of the Shares outstanding, the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Shares at a meeting of stockholders or by written consent will be required under the DGCL to effect the Merger.

Appraisal Rights.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of Shares who (a) have not tendered their Shares, and (b) have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures of Section 262 of the DGCL. Each such holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash (all such Shares collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher than, lower than, or equal to the per Share price paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer and the Merger. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

Failure to comply with the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The Merger Agreement provides that any dilutive impact on the value of the Shares as a result of the issuance of Shares to Purchaser pursuant to the Top-Up Option will not be taken into account in any determination of the fair value of the Dissenting Shares.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN TO THE OFFER OR OTHERWISE DISPOSE OF THEIR SHARES PRIOR TO THE EFFECTIVE TIME OF THE MERGER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Regulatory Approvals.

U.S. Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

The Company and Valeant each filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on March 25, 2013. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on April 9, 2013, unless terminated earlier by the Antitrust Division or the FTC. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of the Company, Parent, Purchaser and the Antitrust Division or the FTC, as applicable. If either 15-day or 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m. the next day that is not a Saturday, Sunday or legal public holiday. We intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Ukraine. The Company markets its products internationally through distributors and a licensing partner. Based on the Company’s review of the information currently available about the business of the Company, in connection with the acquisition of Shares pursuant to the Offer, filing(s) is/are required to be made under the competition laws of the Ukraine. In particular, the acquisition of Shares pursuant to the Offer is subject to the Protection of Economic Competition Act of January 11, 2001 and the Anti-Monopoly Committee of Ukraine Act of November 26, 1993, and may be consummated only if, after a notification has been submitted to the Anti-Monopoly Committee (“AMC”), the AMC has not returned the notification within an initial 15-day waiting period and has not prohibited the transaction or opened an investigation within 30 days after the initial 15-day period. If after this 45-day period there is no decision from the AMC, the transaction is deemed to have been cleared. If an investigation is opened, the waiting period may be extended for up to an additional three months starting from the day when the relevant additional information requested by the AMC is submitted to the latter, and the acquisition of Shares pursuant to the Offer may not be consummated until the AMC has cleared the transaction. If after this additional period there is no decision from the AMC, the transaction is deemed to have been cleared. On March 26, 2013, the Company and Valeant submitted a joint notification to the AMC with respect to the Transaction.

Projected Financial Information.

Certain Unaudited Prospective Financial Information of the Company

The Company’s management prepares projections of its expected financial performance as part of its ongoing management of the business. Other than guidance in connection with its regularly-scheduled earnings releases, as a matter of course, these projections are not publicly disclosed due to the inherent unpredictability of the underlying assumptions and estimates. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain nonpublic unaudited prospective financial information that was made available to the Board at its meetings on December 26, 2012, January 10, 2013, March 1, 2013, March 18, 2013, and March 19, 2013 in connection with its consideration of the transactions contemplated by the Merger Agreement and also provided by the Company’s management to Morgan Stanley in connection with the rendering of Morgan Stanley’s opinion to the Board and performing its related financial analysis. The unaudited prospective financial information was not prepared with a view toward public disclosure and reflects subjective judgment in many respects and, therefore, is susceptible to multiple interpretations and frequent revisions based on actual experience and business developments.

The unaudited prospective financial information of the Company prepared by management for the Board and delivered to Morgan Stanley in connection with the rendering of its opinion to the Board and performing its related financial analysis reflected three alternative market share scenarios: (1) the Market Share Downside Case, (2) the Market Share Neutral Case, and (3) the Market Share Growth Case.

The following is a summary of the three different management cases:

	Market Share Growth Case	Market Share Neutral Case	Market Share Downside Case
Core Business Market Share(1)	• By 2018, market share increases to 43%	• The Company maintains 35% market share	• The Company loses market share annually • By 2018, the Company has approximately 23% market share

Core Business Revenue Growth(2)	• Annual growth of 10-12% to account for price increases, new products, and growth in accounts	• Annual growth of 7%, in-line with market growth	• Revenues remain flat at 2012 levels

Core Business Operating Margins(3)	• The Company benefits from meaningful operating leverage and achieves EBITDA margins of more than 40% by 2018	• The Company achieves normalized EBITDA margins of approximately 26%	• The Company achieves normalized EBITDA margins of approximately 20%

Growth Initiatives (e-Commerce and Japan)	• Included in projections	• Included in projections	• The Company incurs development expenses in 2013 but no revenue contribution

(1)	“Core business” excludes the new initiatives of the Company in Japan.
(2)	Historically, the percentage growth in net sales of the Company was 5.76% in 2012 compared to 2011, 1.19% in 2011 compared to 2010, 8.33% in 2010 compared to 2009, and (0.48)% in 2009 compared to 2008.
(3)	Based on unaudited historical financial information provided by management to the Board and Morgan Stanley, the Company’s EBITDA operating margin for 2012 was 18%.

Each of the management cases set forth in the unaudited prospective financial information of the Company is subject to numerous risks. In particular, there is significant risk involved in the Company’s business plans with respect to consumer marketing, Japanese expansion, and e-Commerce. Each of these areas is outside of the Company’s core competency, and therefore the Company’s ability to achieve its projected results with respect to any of these areas is subject to significant execution risk. At each meeting of the Board in which unaudited prospective financial information of the Company was presented, management discussed the risks of the Company’s business plan and the impact of those risks on the three management cases. Management also shared these risks with Morgan Stanley in connection with the rendering of its opinion to the Board and the performance of its related financial analysis. These risks include, among other things, the following:

•

risks related to product expansion, including potential of alienating physician sales channel, perception by current business partners of being side-stepped, and potential for lack of receptiveness by new customers;

•

risks related to consumer marketing, including limited experience with consumer marketing and integrating feedback, significant investment, creation of additional internal functions, steep competition in the consumer space, and increased competition as a result of industry consolidation;

•	risks related to the Company’s plan to achieve operational improvements, including a significant investments required to achieve projected operational improvements at a time of high capital intensity;

•

regulatory risks, including potential for additional inquiries and challenges relating to the Company’s promotion, sales, and distribution of HQ products as well as risks relating to the Company’s need to comply with additional complex regulatory regimes as a result of its e-Commerce strategy;

•	risks related to the Company’s Japanese expansion, including the Company’s lack of experience with the Japanese market and risks of adverse shocks to sales; and

•	risks related to the Company’s e-Commerce strategy, including the Company’s lack of experience, the significant investment required, operational delays, and unknown physician acceptance.

The unaudited financial prospective information constitutes forward-looking information and is subject to risks and uncertainties in addition to those listed above that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable periods, industry performance and environment, general business and economic conditions, business strategies, financing plans, competitive position and threats, potential growth opportunities, litigation, adverse changes in applicable laws, regulations or rules, e-Commerce’s unproven model and its high risk of execution, uncertainty created by the threatened proxy contest and related difficulty hiring personnel, and the factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and in the Company’s other filings with the SEC.

None of the Company, Morgan Stanley or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of them is or becomes inaccurate (even in the short term). The unaudited financial prospective information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. Further, the unaudited financial prospective information does not take into account the effect of any failure of the Offer and/or the Merger to be consummated and should not be viewed as continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the unaudited financial prospective information included in this Schedule 14D-9.

The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

The following tables present selected unaudited prospective financial information for the fiscal years ending 2013 through 2018, which information summarizes information that was provided by the Company’s management to the Board at meetings held on December 26, 2012, January 10, 2013, March 1, 2013, March 18, 2013, and March 19, 2013, and to Morgan Stanley in connection with the rendering of its opinion to the Board and the performance of its related financial analysis, as described in Item 4 under the headings “The Solicitation or Recommendation — Opinion of Morgan Stanley, the Company’s Financial Advisor:”

Consolidated Summary of Unaudited Prospective Financial Information

($ in millions, except per Share data)

Market Share Downside Case

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Sales	$121	$121	$121	$121	$121	$121
Gross Profit	$95	$91	$88	$84	$79	$75
Operating Income	$19	$23	$22	$22	$22	$22
EBITDA	$21	$24	$24	$24	$24	$25
Net Income	$11	$14	$13	$13	$13	$13
EPS (1)	$0.69	$0.86	$0.86	$0.90	$0.94	$0.99

(1)	Assumes the Company uses excess cash to repurchase Shares on an annual basis. Earnings per Share data based on 16.5 million, 16.2 million, 15.4 million, 14.8 million, 14.1 million, and 13.4 million dilutive shares outstanding for each of the years ending 2013, 2014, 2015, 2016, 2017 and 2018, respectively.

Market Share Neutral Case

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Sales	$130	$151	$174	$194	$218	$236
Gross Profit	$104	$119	$137	$152	$169	$183
Operating Income	$24	$34	$47	$55	$65	$71
EBITDA	$27	$36	$51	$59	$70	$76
Net Income	$15	$20	$28	$33	$39	$42
EPS (1)	$.86	$1.20	$1.70	$2.04	$2.49	$2.84

(1)	Assumes the Company uses excess cash to repurchase Shares on an annual basis. Earning per Shares data based on 17.2 million, 17.1 million, 16.8 million, 16.2 million, 15.7 million and 14.9 million dilutive shares outstanding for each of the years ending 2013, 2014, 2015, 2016, 2017 and 2018, respectively.

Market Share Growth Case

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Sales	$137	$165	$194	$221	$251	$278
Gross Profit	$111	$133	$157	$178	$203	$224
Operating Income	$28	$46	$66	$81	$98	$114
EBITDA	$30	$49	$69	$84	$103	$119
Net Income	$17	$28	$39	$48	$59	$68
EPS (1)	$0.96	$1.60	$2.30	$2.90	$3.66	$4.43

(1)	Assumes the Company uses excess cash to repurchase Shares on an annual basis. Earnings per Share data based on 17.6 million, 17.5 million, 17.2 million, 16.7 million, 16.1 million and 15.4 million dilutive shares outstanding for each of the years ending 2013, 2014, 2015, 2016, 2017 and 2018, respectively.

The unaudited prospective financial information provided to Valeant differed in some respects from the unaudited prospective financial information provided to the Board at each of its meetings on December 26, 2012, January 10, 2013, March 1, 2013, March 18, 2013, and March 19, 2013, and provided by the Company’s management to Morgan Stanley in connection with the rendering of its opinion to the Board and the performance of its related financial analysis. The unaudited prospective financial information provided to Valeant was a variation on the market share growth case presented to the Board and to Morgan Stanley for the years 2013 through 2016 as described above, with the following differences: (i) projected net sales was lower by $0.7 million for 2013, (ii) projected gross profits was lower by $0.8 million for 2013, (iii) projected operating income was lower by $0.6 million for 2013, and (iv) projected EBITDA was higher by $2.5 million, $2.5 million, $2.9 million, and $3.4 million for 2013, 2014, 2015, and 2016, respectively, in each case when compared to the same measures in the unaudited prospective financial data for the Market Share Growth Case provided to the Board and Morgan Stanley. These differences were primarily due to the inclusion in projected EBITDA of non-cash compensation and adjustments to the dollar-to-yen exchange rate to reflect market fluctuations. Management informed the Board of the unaudited prospective financial information provided to Valeant and the ways in which such information differed from the Market Share Growth Case that management presented to the Board at its meetings and provided to Morgan Stanley.

Non-GAAP Reconciliation

The following is a reconciliation of the EBITDA amounts to the net income amounts contained in the summary of the unaudited prospective financial information for the Market Share Downside Case set forth above (in millions):

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Income	$11	$14	$13	$13	$13	$13
Depreciation & Amortization	$2	$1	$2	$2	$2	$3
Taxes	$8	$10	$9	$10	$10	$10
EBITDA	$21	$24	$24	$24	$24	$25

The following is a reconciliation of the EBITDA amounts to the net income amounts contained in the summary of the unaudited prospective financial information for the Market Share Neutral Case set forth above (in millions):

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Income	$15	$20	$28	$33	$39	$42
Depreciation & Amortization	$2	$2	$3	$4	$5	$5
Taxes	$11	$14	$20	$24	$28	$30
EBITDA	$27	$36	$50	$59	$69	$76

The following is a reconciliation of the EBITDA amounts to the net income amounts contained in the summary of the unaudited prospective financial information for the Market Share Growth Case set forth above (in millions):

	FORECAST
	2013F	2014F	2015F	2016F	2017F	2018F
Net Income	$17	$28	$39	$48	$59	$68
Depreciation & Amortization	$2	$2	$3	$4	$5	$5
Taxes	$12	$19	$28	$34	$41	$48
EBITDA	$30	$49	$69	$84	$103	$119

No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, stockholders of the Company are cautioned not to place undue reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Golden Parachute Compensation.

The following table sets forth for each of the Company’s named executive officers the compensation that is based on or otherwise relates to the Offer and the Merger and that may become payable to the executive. The amounts in the table assume that the Merger is consummated on April 23, 2013 at the Offer Price of $19.75 per Share and that the employment of the named executive officers is terminated by the Company without cause immediately following such consummation. For additional details regarding the terms of the payments quantified below, see “Item 3(a) – Arrangements with Executive Officers and Directors of the Company” above.

Name (a)	Cash ($) (b)	Equity ($) (c)	Pension/ NQDC ($) (d)	Perquisites/ Benefits ($) (e)	Tax Reimbursement ($) (f)	Total ($) (h)
Albert F. Hummel, President and Chief Executive Officer	$515,000	$3,182,543	—	—	—	$3,697,543
Preston S. Romm, Chief Financial Officer and Executive VP	$335,000	$1,961,651	—	$24,059	—	$2,320,710
David S. Goldstein, Executive VP, Global Sales and Field Marketing	$310,000	$2,039,300	—	$24,059	—	$2,373,359
Laura B. Hunter, VP General Counsel and Secretary	$275,000	$1,254,100	—	$16,856	—	$1,545,956
Mark T. Taylor, Senior VP, Corp. Development and Investor Relations	$270,000	$321,000	—	$23,917	—	$614,917

Litigation.

The following complaints have been filed in connection with the transactions contemplated by the Merger Agreement:

•	a complaint in the Court of Chancery of the State of Delaware, dated March 22, 2013, captioned Michael Rubin v. Obagi Medical Products, Inc., et al.; and

•	a complaint in the Superior Court of the State of California, dated March 22, 2013, captioned Gary Haas v. Obagi Medical Products, Inc., et al.

Each complaint is a purported shareholder class action and names as defendants the Company and the members of the Board. The complaint filed in California also names Parent and Purchaser as defendants. The plaintiffs’ allegations in each action are substantially similar. The plaintiffs allege that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the sale of the Company, and the California complaint further alleges that the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their purported claims, the plaintiffs allege that the proposed transaction between the Company and Purchaser undervalues the Company, involves an inadequate sales process and includes preclusive deal protection devices. The plaintiffs seek to obtain damages and to enjoin the transaction. The plaintiffs also seek attorneys’ and expert fees and costs. The Company believes that the plaintiffs’ purported claims in each complaint lack merit and intends to contest them vigorously.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated March 26, 2013 (incorporated by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(1)(D)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(1)(F)	Internal Revenue Service Form W-9 (incorporated herein by reference to exhibit (a)(1)(F) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(5)(A)	Press Release issued by the Company on March 20, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on March 20, 2013).

(a)(5)(B)	Press Release issued by Parent on March 20, 2013 (incorporated by reference to Exhibit (a)(5)(A) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 26, 2013).

(a)(5)(C)	Form of Summary Advertisement as published in The New York Times on March 26, 2013 (incorporated by reference to Exhibit (a)(1)(C) of the Tender Offer Statement on Schedule TO filed by Parent and Purchased on March 26, 2013).

(e)(1)	Agreement and Plan of Merger, dated as of March 19, 2013, among Parent, Purchaser, Valeant (solely for purposes of Section 6.17 thereof) and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on March 20, 2013).

(e)(2)	Form of Employment Agreement by and between the Company and its executive officers (incorporated by reference to Exhibit 10.16 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(3)	Amended Employment Agreement by and between the Company and Preston S. Romm, dated as of June 15, 2009 (incorporated by reference to Exhibit 10.17 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

Exhibit No.	Description

(e)(4)	Amended Employment Agreement by and between the Company and David S. Goldstein, dated as of June 15, 2009 (incorporated by reference to Exhibit 10.18 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(5)	Amendment No. 1 to Amended and Restated Executive Employment Agreement, dated as of April 15, 2011, between the Company and David S. Goldstein (incorporated by reference to Exhibit 10.30 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(6)	Amended Employment Agreement by and between the Company and Laura B. Hunter, dated as of June 15, 2009 (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(7)	Executive Employment Agreement by and between the Company and Albert F. Hummel, dated as of April 21, 2011 (incorporated by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(8)	Executive Employment Agreement by and between the Company and Mark Taylor, dated as of August 16, 2012 (incorporated by reference to Exhibit 10.21 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(e)(9)	Form of Amendment to Executive Employment Agreement (incorporated by reference to Exhibit 10.36 of the Annual Report on Form 10-K filed by the Company on March 15, 2013).

(g)	Not applicable.

Annex A	Information Statement.*

Annex B	Opinion of Morgan Stanley & Co. LLC, dated March 19, 2013.*

*	Included with the statement mailed to the stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBAGI MEDICAL PRODUCTS, INC.

	By:	/s/ Albert F. Hummel
Name: Albert F. Hummel
Title: President & Chief Executive Officer
Dated: March 26, 2013

ANNEX A

INFORMATION STATEMENT

OBAGI MEDICAL PRODUCTS, INC.

3760 Kilroy Airport Way, Suite 500

Long Beach, CA 90806

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about March 26, 2013 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, par value $0.001 per share, of Obagi Medical Products, Inc., a Delaware corporation (the “Company” or “we”) (such shares of common stock, the “Shares”). You are receiving this Information Statement in connection with the possible election of persons designated by Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), and Odysseus Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to at least a majority of the seats on the Board of Directors of the Company (the “Board”).

On March 19, 2013, the Company, Parent, Purchaser and Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), with respect to Valeant, solely for purposes of Section 6.17 thereof, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding Shares for $19.75 per Share, net to the seller in cash, without interest (less any applicable withholding tax) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which have been mailed to the stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO, dated March 26, 2013 (as amended or supplemented from time to time, the “Schedule TO”) and filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2013.

The Merger Agreement provides, among other things, that at the effective time of the merger (the “Merger Effective Time”), Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the Merger Effective Time, each outstanding Share (excluding those Shares that are held by (i) the Company, Purchaser or Parent or (ii) stockholders of the Company who properly exercised their appraisal rights under, and comply with, Section 262 of General Corporation Law of the State of Delaware) will be converted into the right to receive an amount of cash equal to the Offer Price, without interest. A copy of the Merger Agreement is filed as Exhibit 2.1 of the Form 8-K filed by the Company on March 20, 2013, and is incorporated herein by reference.

The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on March 26, 2013 and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth this Information Statement.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on March 26, 2013. The Offer will expire at 12:00 midnight, New York City time, on April 23, 2013 (one minute after 11:59 p.m., New York City time, on April 22, 2013), unless the offer is extended or earlier terminated by the Purchaser.

The information contained in this Information Statement concerning Parent, Purchaser and their director designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

RIGHT TO DESIGNATE DIRECTORS; PARENT’S DESIGNEES

Right to Designate Directors

The Merger Agreement provides that promptly upon the acceptance for payment of Shares under the Offer, and subject to applicable law, Parent will be entitled to designate the number of directors, rounded up to the next whole number, to the Company’s Board of Directors (the “Board”) that is equal to the product of (i) the total number of directors on the Board (giving effect to the additional directors elected or appointed pursuant to the requirements of the Merger Agreement) multiplied by (ii) the percentage of the total number of outstanding Shares at such time represented by the aggregate number of Shares beneficially owned by Parent, Purchaser and their respective subsidiaries at such time (including Shares accepted for payment by Purchaser); provided, however, that Parent will be entitled to designate at least a majority of the directors on the Board as long as Parent and its affiliates beneficially own a majority of the Shares.

In the event that Parent’s designees are elected or appointed to the Board pursuant to the terms of the Merger Agreement, then, until the Merger Effective Time, the Company will cause the Board to maintain at least two directors who are members of the Board on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director will be entitled to nominate an individual who qualifies as an independent director for purposes of Rule 10A-3 under the Exchange Act to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate two individuals to fill such vacancies who are independent for purposes of Rule 10A-3 under the Exchange Act, and such individuals will be deemed to be Independent Directors for purposes of the Merger Agreement.

From and after the time, if any, that Parent’s designees constitute a majority of the Board, and prior to the Merger Effective Time, (i) any amendment or termination of the Merger Agreement by the Company; (ii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser thereunder; (iii) any exercise or waiver of any of the Company’s rights or remedies thereunder; (iv) any amendment to the Company’s certificate of incorporation or bylaws (as previously amended to the date of the Merger Agreement); or (v) except for the transactions contemplated by the Merger Agreement, executed in accordance with the terms of the Merger Agreement, any transaction between the Company or any of its subsidiaries, on the one hand, and Parent or any of its affiliates (other than the Company and its subsidiaries), on the other, will require the concurrence of each of the Independent Directors.

Parent’s Designees

Parent has informed the Company that promptly following its purchase of Shares pursuant to the Offer, Parent will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the control of the Board to which it is entitled under the Merger Agreement. Parent has informed the Company that it will choose its designees to the Board from among the persons identified below. In the event that additional designees are required in order to constitute a majority of the Company’s Board, such additional designees will be selected by Parent from among the directors and executive officers of Parent and Purchaser contained in Annex I of the Offer to Purchase, which is incorporated herein by reference. The following table was prepared from information furnished to the Company by Parent and sets forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years. Parent has informed the Company that each such person listed below is a United States citizen. The business address of each person listed below is 700 Route 202/206 North, Bridgewater, New Jersey 08807.

Name	Age	Current Principal Occupation and Five-Year Employment History

Robert R. Chai-Onn	42	ROBERT R. CHAI-ONN has been Valeant’s Executive Vice President, General Counsel and Corporate Secretary since September 2010 and effective March 28, 2012 he became Valeant’s Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development. From 2004 to September 2010, Mr. Chai-Onn was Vice President, Assistant General Counsel at Parent. He has been instrumental in Valeant’s strategic transactions, including the merger of Parent into Valeant, then known as Biovail Corporation, in September 2010 at which time Valeant changed its name to Valeant Pharmaceuticals International, Inc. Prior to 2004, Mr. Chai-Onn was a corporate lawyer at the law firm of Gibson, Dunn & Crutcher LLP, where he performed a variety of corporate, mergers and acquisitions and financing legal work.

Ryan H. Weldon	35	RYAN H. WELDON has been Valeant’s Executive Vice President/Company Group Chairman since December 2012. He served as Vice President & General Manager, Aesthetics from December 2011 to December 2012 and Vice President & General Manager, Neurology & Other from January 2010 to December 2011. He joined Parent in September 2008 and had held roles of Senior Director, Neurology and Director, Epilepsy at Parent.

Laizer D. Kornwasser	42	LAIZER D. KORNWASSER joined Valeant in February 2013 as Executive Vice President/Company Group Chairman where he assumed responsibility for Valeant’s operations in Canada, U.S. Neurology and various other U.S. functions including managed care and distribution. Previously, he was a Senior Executive at Medco Health prior to its acquisition by Express Scripts. At Medco, he reported directly into the CEO and was a member of the Executive Committee. He served as Senior Vice President, Consumer Solutions and Retail Markets and was responsible for retail network and mail pharmacy products and strategy. He oversaw network pricing, negotiations, plan designs and programs that maximized the retail and mail channels. Mr. Kornwasser was also responsible for the integrated care solution for Medco’s six million members with diabetes. He joined Medco in August 2003, and was initially responsible for building a business development team, post spin-off from Merck. In this role he oversaw all acquisitions, joint ventures and was actively involved in developing the company’s long-term growth strategy. He later assumed responsibility for the companies’ channel and generic drug strategy and was President of its diabetes division, which focused on direct to consumer solutions.

Name	Age	Current Principal Occupation and Five-Year Employment History

Brian M. Stolz	37	BRIAN M. STOLZ has been Valeant’s Executive Vice President of Administration and Chief Human Capital Officer since June 2011. Prior to joining Valeant, from February 2009 through June 2011, Mr. Stolz was a Principal at ghSMART, a leadership consulting and advisory firm where he worked with corporate and alternative investment clients on human resource issues. In this role, he assessed and trained C-Level executives and professionals, created and implemented hiring and performance evaluation processes and advised boards and investment committees on senior-level hires. Prior to joining ghSMART, from November 2007 to December 2008, Mr. Stolz was a consultant at McKinsey and was a member of the McKinsey Pharmaceuticals and Medical Products group.

Howard B. Schiller	51	HOWARD B. SCHILLER has been the Chief Financial Officer of Valeant since December 2011 and has been serving on the Board of Valeant since September 2012. Mr. Schiller joined Valeant following a 24-year career at Goldman Sachs, a global investment banking firm. From 2009 to 2010, Mr. Schiller was the chief operating officer for the Investment Banking Division of Goldman Sachs, responsible for the management and strategy of the business. From 2003 to 2009, he was responsible for the global healthcare, consumer products, retail, industrial and natural resource businesses in the Investment Banking Division of Goldman Sachs. During his 24 years at Goldman Sachs, he advised large multinational companies on strategic transactions, financings, restructuring and leveraged buyouts.

Parent has informed the Company that, to its knowledge, none of the persons listed above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Parent has informed the Company that, to its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has informed the Company that, to its knowledge, none of the persons listed above or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Parent’s designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time, on April 23, 2013 (one minute after 11:59 p.m., New York City time on April 22, 2013), and that, upon assuming office, Parent’s designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign although it is anticipated that the members of the Board who are not employees of the Company will remain as directors. To the extent the Board will consist of persons who are not nominees of Parent, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CERTAIN INFORMATION REGARDING THE COMPANY

The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of March 19, 2013, there were 100,000,000 Shares authorized, of which 17,434,138 were outstanding and 5,867,941 were held in treasury by the Company.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The members of the board of directors and the executive officers of the Company are identified below:

Name	Age	Positions with Obagi	Director Since
Albert F. Hummel	68	Chief Executive Officer, President and Director	2005
Albert J. Fitzgibbons III	67	Chairman of the Board of Directors	2004
Ronald P. Badie	70	Director	2006
John A. Bartholdson	42	Director	2000
John H. Duerden	72	Director	2007
Edward A. Grant	62	Director	2005
Kristina M. Leslie	48	Director	2012
Preston S. Romm	59	Chief Financial officer and Executive Vice President, Finance, Operations and Administration	—
David S. Goldstein	52	Executive Vice President, Global Sales and Field Marketing	—
Laura B. Hunter	52	Vice President, General Counsel and Secretary	—
Mark T. Taylor	56	Senior Vice President, Corporate Development and Investor Relations	—

Directors

Albert F. Hummel was appointed our President and Chief Executive Officer in April 2011, having served in that post on an interim basis since October 2010. Mr. Hummel has served on our Board of Directors since November 2005. Mr. Hummel served as Chief Executive Officer of Cobrek Pharmaceuticals Inc., a product development company, from 1998 to December 2012, at which time the company was acquired by Perrigo Company. From 1994 until 1998, Mr. Hummel was a co-founder and general partner of Affordable Residential Communities LLC. Since 1986, he has served as a director of Watson Pharmaceuticals Inc. and was its Chief Financial Officer from October 1991 until December 1994. Mr. Hummel was co-founder of Bradley Hummel Inc., a NYSE firm, and began his career at Merrill Lynch & Co in 1970 as a member of the investment banking group.

Mr. Hummel is a valuable member of our management team and Board due to his more than 20 years of management experience in the pharmaceutical industry and his understanding of various regulatory issues that we may confront from time to time. In addition, he provides knowledge of the capital markets, financial and accounting matters and compliance issues, having served as the chief financial officer and a director of another public company.

Albert J. Fitzgibbons III has served on our Board since September 2004 and as Chairman of our Board since August 2006. Mr. Fitzgibbons was a partner and a director of Stonington Partners, Inc., a private investment firm, a position that he held from 1993 to mid-December 2010. He has also served as a director of Merrill Lynch Capital Partners, Inc. (“MLCP”), a private investment firm that is a wholly-owned subsidiary of Merrill Lynch & Co., and as a consultant to MLCP. In addition, he was a partner of MLCP and Executive Vice President of MLCP. Mr. Fitzgibbons also was a Managing Director of the investment banking division of Merrill Lynch & Co. Over the past twenty-five years, Mr. Fitzgibbons has served on the public boards of Borg-Warner Automotive Inc., Borg-Warner Security Corporation, Eckerd Corporation, U.S. Foodservice, Amstar Corporation and Merisel, Inc. (from December 1997 to March 2011) and a number of privately-held companies. Mr. Fitzgibbons received his B.A. from Boston College and his M.B.A. from Columbia University.

Mr. Fitzgibbons brings over 40 years of experience in financial transactions, operational issues and strategic business development to the Board. He also has knowledge of directorial and public company governance matters from his years of service on the boards of other public and privately-held companies.

Ronald P. Badie has served on our Board since November 2006. Mr. Badie spent over 35 years with Deutsche Bank and its predecessor, Bankers Trust Company, retiring in 2002 as Vice Chairman of Deutsche Bank Alex Brown (now Deutsche Bank Securities), the firm’s investment banking subsidiary. Deutsche Bank is an international financial services provider. Over the years, Mr. Badie held a variety of senior level positions with the firm, in both New York and Los Angeles. Mr. Badie served as a director of Integrated Electrical Services, Inc., a provider of electrical, security and communications systems, from October 2003 through May 2006, and a director of Merisel, Inc., a provider of visual and brand imaging services, from October 2004 to March 2011. He currently serves as a director of Amphenol Corporation and Nautilus, Inc. Mr. Badie is a graduate of Bucknell University and received an M.B.A. from New York University’s Stern School of Business.

Mr. Badie’s long career in investment banking and finance, experience working in a large global organization, and strong leadership skills make him a valuable asset to the Board. Mr. Badie also brings governance experience to the Board through his service as a director of several other public and privately-held corporations.

John A. Bartholdson has served on our Board since June 2000. Mr. Bartholdson has been a partner of Juniper Investment Company, LLC (“Juniper”), a private investment management company, since he co-founded the firm in 2008. Mr. Bartholdson and Juniper are also principals of Aetolian Investors, LLC, a registered commodity pool operator. Mr. Bartholdson has also been a partner and director of Stonington Partners, Inc., a private investment firm, since April 2006, having previously served in other positions beginning in June 1997. From 1994 to 1995 he worked for Stonington Partners as an analyst prior to attending graduate school. From 1992 to 1994, Mr. Bartholdson worked for MLCP, a private investment firm that is a wholly-owned subsidiary of Merrill Lynch & Co. Mr. Bartholdson serves and has previously served as a director of numerous privately-held companies. Mr. Bartholdson received his B.A. from Duke University and his M.B.A. from the Stanford Graduate School of Business.

Mr. Bartholdson brings 19 years of private equity experience across a wide range of industries, and a successful record of managing control investments in private and public companies. He also brings demonstrated knowledge and experience with a wide variety of financial transactions including: mergers and acquisitions, initial public offerings, debt and equity offerings and bank financing. Mr. Bartholdson’s experience serving on the compensation, governance, audit and executive committees of board of other companies, make him a valued member of the Board. Mr. Bartholdson has been directly involved with the Company since its inception in 1997. His hands on knowledge of the development of the Company as its business has grown ten-fold since its inception provides him with unique knowledge and experience. His knowledge of our company and his thorough understanding of the role of the board of directors qualify him to serve on the Board.

John H. Duerden has served on our Board since December 2007. Mr. Duerden currently serves as the Chief Executive Officer of the Chrysallis Group, a consulting group targeted at the development and renewal of brands, which he founded in March 2006. From March 2009 to February 2010, Mr. Duerden took a hiatus from the Chrysallis Group to serve as President and Chief Executive Officer, and a member of the board of directors, of Crocs, Inc., a designer, manufacturer and retailer of footwear. Prior to Chrysallis, Mr. Duerden was a senior executive with Invensys plc., a British engineering conglomerate from August 2002 until October 2005. Mr. Duerden also served as Chairman and Chief Executive Officer of Dictaphone Corporation, a producer of sound recording devices, from June 1995 until its sale to Lernout & Hauspie in May 2000. Mr. Duerden was appointed Chief Executive Officer of Lernout & Hauspie in August 2000 and served briefly as Chief Executive Officer until January 2001, and supervised its filing for protection under Chapter 11 in December of 2000. From February 1990 through April 1995, Mr. Duerden served as President and Chief Operating Officer of Reebok International, a producer of athletic footwear, apparel, and accessories. Between October 1988 and February

1990, Mr. Duerden was Managing Director of Reebok’s International Division. Mr. Duerden also served as non-executive director on the board of directors of Sunglass Hut International, a major retailer of sunglasses and watches, from 1992 until its sale in 2001, and on the board of Telewest plc, a British cable television, telephony and broadband company, from 2004 until its merger with NTL Incorporated in 2006.

Mr. Duerden’s experience in marketing, management and operations for a variety of companies both domestic and international, as well as his knowledge of international business operations and strategies is valuable to the Board and our management team. He also brings insights on directorial and public company governance matters, having served on the boards of several other public companies.

Edward A. Grant has served on our Board since November 2005. He was a professional with Arthur Andersen LLP (“Andersen”) for 35 years, retiring in 2011 as a principal and practice director. He also served as a consultant to Andersen through 2012. He was an audit partner with the firm for sixteen years, serving as the auditor to several public companies, including companies in the healthcare industry. Mr. Grant served as a member of the board of directors of Merisel, Inc., a provider of visual and brand imaging services, and as chairman of its audit committee, from May 2006 to March 2011. Mr. Grant received his bachelor’s and two master’s degrees from the University of Wisconsin-Madison and became a CPA in 1976. He is a past member of the American Institute of Certified Public Accountants and the Illinois Certified Public Accountants Society and has served on several civic boards.

Mr. Grant’s expertise in financial accounting and reporting matters, his experience as the auditor of public companies, including those in the health care industry, his service as a director and audit committee chairman of public companies, and his executive experience provide him with the knowledge and skills necessary to lead our Audit Committee and to make important contributions to Board proceedings, and given the breadth and depth of his experience and knowledge, he has been designated as an Audit Committee financial expert by our Board.

Kristina M. Leslie has served on our Board of Directors since July 2011. From 2004 to 2007, Ms. Leslie served as Chief Financial Officer of DreamWorks Animation SKG, Inc., a company that develops and produces computer generated animated feature films. Prior to DreamWorks Animation SKG, Ms. Leslie served as the Chief Financial Officer of DreamWorks LLC, a diversified entertainment company, from 2003 to 2004 and as Head of Corporate Finance and Strategic Planning from 1996 to 2003. While at DreamWorks LLC, Ms. Leslie led the initial public offering of DreamWorks Animation SKG. Ms. Leslie also served as Director of Financial Planning for Viacom Inc., an entertainment company, from 1993 to 1996. Ms. Leslie currently serves on the board of directors of Orbitz Worldwide, Inc., a global online travel company, where she is Chairwoman of the audit committee, and a member of the compensation and nominating and corporate governance committees, and PICO Holdings, Inc., a diversified holding company, where she is the non-executive Chairwoman of the board, Chairwoman of the corporate governance committee and a member of the audit and compensation committees. From 2007 through 2010, Ms. Leslie served on the board of directors of Bare Escentuals, Inc., a cosmetic company where she was a member of the audit committee. Ms. Leslie also serves on the board of directors of Methodist Hospital in Arcadia, CA where she is Treasurer and Chairwoman of the finance, audit and compliance committee, and a member of the compensation and executive committees. In addition, Ms. Leslie serves as the Chairwoman of the board of directors at Flintridge Preparatory School in La Cañada Flintridge, CA. Ms. Leslie holds a B.A. degree in economics from Bucknell University and an M.B.A. from Columbia University.

Ms. Leslie’s experience as a director of a cosmetic company and a global online company make her a valuable asset to the Board. In addition, as a former chief financial officer of DreamWorks, Ms. Leslie offers a wealth of financial management experience and understands the challenges a public reporting company faces. Her extensive audit committee experience with other public companies enhances the financial expertise of our Board and Audit Committee.

Executive Officers

The following is a brief description of the business experience and educational background of each of our executive officers, including the capacities in which each has served during the past five years. The description for Mr. Hummel, our President and Chief Executive Officer appears earlier in this Information Statement under the section entitled “Directors.”

Preston S. Romm, 59, has served as our Chief Financial Officer and Executive Vice President, Finance, Operations and Administration since July 2008. From 2006 to 2008, Mr. Romm served as Chief Financial Officer for Iomega Corporation, until its sale to EMC Corporation in 2008. At Iomega, he was responsible for all administrative functions including finance, SEC compliance, treasury, investor relations and information systems. Mr. Romm’s extensive public company financial experience includes serving as the CFO of Dot Hill Systems from 1999 to 2006, Verteq, Inc., a privately-held company, from 1997 to 1999, and STM Wireless, Inc. from 1994 to 1997, and he was Chief Accounting Officer of MTI Technology from 1990 to 1994. Mr. Romm began his career at the CPA firm of Schmidt & Co., and has also held management positions at Unisys and McDonnell Douglas. He holds a B.S. in Accounting from the University of Maryland and an M.B.A. from American University. Mr. Romm served as a member of the board of directors of Netlist where he was chairman of the audit committee and a member of the nominating and governance committees from March 2004 to April 2009.

David S. Goldstein, 52, has served as our Executive Vice President, Global Sales and Field Marketing since January 2004. He joined us as Director of Sales for the United States in October 1999. From 1991 to 1999, Mr. Goldstein served in sales management positions for Allergan. Prior to that, Mr. Goldstein worked with Johnson & Johnson, where he served in various sales positions with a particular focus on dermatology products such as Retin-A. Prior to beginning his career in sales, Mr. Goldstein served for four years in the United States Marine Corps, earning a Navy Commendation of Meritorious Service. Mr. Goldstein received his B.S. in economics and M.B.A. from National University of San Diego.

Laura B. Hunter, 52, has served as our Vice President, General Counsel and Secretary since September 2008. Prior to joining us, for five years, Ms. Hunter was the President of The LB Hunter Group, a strategic business and legal consulting firm providing business advisory and legal services primarily to companies in the medical device, products and services, healthcare information technology and other segments of the healthcare industry. From 1987 to 2003, Ms. Hunter was a practicing lawyer, most recently with the law firm of Brobeck, Phleger & Harrison LLP where she was a partner from 1995 until her departure, and during a portion of which time, she was co-chair of the firm’s life sciences practice and managing partner of the firm’s Orange County, California Business & Technology Group. Ms. Hunter received her B.B.A. from the University of San Diego and her Juris Doctor degree from the University of California at Davis.

Mark T. Taylor, 56, has served as our Senior Vice President, Corporate Development and Investor Relations since August 2012. Prior to joining the Company, he served as a Managing Director and Senior Specialty Pharmaceutical Analyst at Roth Capital Partners, LLC, an investment banking firm dedicated to the small-cap public market, from April 2003 to November 2008, and returned to the firm to lead its institutional sales of healthcare products to hedge funds and mutual funds from May 2011 until his appointment at the Company. In addition, Mr. Taylor has served as the Chief Executive Officer and co-founder of Hallux, Inc., a privately held company focused on developing innovative solutions for fungal diseases, since June 2012. Although Mr. Taylor will retain his position with Hallux, he will not receive any compensation from Hallux and will be devoted full time to his duties with the Company. From November 2008 to May 2011, Mr. Taylor served as the Vice President, General Manager Worldwide Diagnostics of MP Biomedicals, LLC, a distributor of chemical compounds and equipment for life sciences research and production. Mr. Taylor has also served in various senior management positions in the corporate development and investor relations functions at ICN Pharmaceuticals, Inc., most recently as Executive Vice President, North America, and as Vice President of Business Development at Watson Pharmaceuticals, Inc. Mr. Taylor currently serves on the board of directors of

Medical Care Corporation, a privately held company focused on Alzheimer’s research and diagnosis. Mr. Taylor received a B.S. in management from Tulane University.

There are no family relationships among any of our directors or these officers.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board Independence

Various rules and regulations require that a majority of our directors meet the criteria for independence set forth under applicable securities laws, including the Exchange Act, applicable rules and regulations of the SEC and applicable rules and regulations of Nasdaq. Our Board has reviewed the relationships between us and each Board member (and each such director’s immediate family members). Based on its review, our Board has affirmatively determined that none of our non-employee directors, Messrs. Fitzgibbons, Badie, Bartholdson, Duerden and Grant and Ms. Leslie, had any relationship with us other than as a director and each was “independent” within the foregoing independence standards as of December 31, 2012 and the date of this Information Statement.

Under applicable SEC and Nasdaq rules, the existence of certain “related party” transactions above certain thresholds between a director and the Company are required to be disclosed and preclude a finding by the Board that the director is independent. In addition to transactions required to be disclosed under SEC rules, the Board is required to consider whether there are other transactions, arrangements or relationships, even if not specifically disclosable under the SEC rules, that might impact a director’s ability to exercise independent judgment on behalf of the company. Our Board has determined that, as of the date of this Information Statement, there were no such transactions, arrangements or relationships with respect to any of its non-employee directors.

Our Board has also determined that each member of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, respectively, is “independent” under the applicable listing standards of Nasdaq and, with respect to members of the Audit Committee, the Audit Committee requirements of the SEC. None of the members of these committees is an officer, employee or former employee of ours or any of our subsidiaries.

Board and Stockholder Meetings

Our business and affairs are managed under the direction of our Board. Our Board met 18 times during 2012 and action was taken via unanimous written consent one time. During 2012, each member of the Board attended 75% or more of the total number of meetings held. Directors are also kept informed of our business through personal meetings and other communications, including regular telephone contact by management with the Chairmen of our Board and committees and others regarding matters of interest and concern to us and our stockholders.

Last year, our Chairman of the Board and the Chairman of our Audit Committee attended our 2012 Annual Meeting of Stockholders. Although we have no formal policy, we encourage all directors to attend our annual stockholder meetings either in person or telephonically.

Board Committees

Our Board has standing Audit, Compensation and Nominating and Corporate Governance Committees. Our Board has reviewed, assessed the adequacy of, and approved a formal written charter for each of these committees, each of which is available on the Corporate Governance section of our website at www.obagi.com. Our stockholders may also request a copy of any of the charters of these committees by writing to Obagi Medical Products, Inc., 3760 Kilroy Airport Way, Suite 500, Long Beach, California 90806, Attention: Secretary. The current chairs and members of the committees are identified in the following table:

Committee Composition & Leadership

In addition, from time to time our Board may form special committees to advise the Board regarding specific events or transactions.

Audit Committee. The Audit Committee currently consists of Messrs. Grant (Chairman), Badie and Bartholdson and Ms. Leslie. Our Board has determined that Messrs. Grant, Badie and Bartholdson and Ms. Leslie are independent directors and meet the eligibility standards for Audit Committee service under the Nasdaq rules. The Board has determined that Mr. Grant qualifies as an “audit committee financial expert” as defined by the rules of the SEC. The Audit Committee met five times during 2012 and each member of the Audit Committee attended at least 75% of the total meetings held, other than Ms. Leslie who joined the Board and Audit Committee in July 2012 and attended at least 75% of the meetings of the Audit Committee held subsequent to her joining the committee.

Pursuant to the charter for the Audit Committee, the purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and audits of our financial statements. Our management is responsible for the preparation, presentation and integrity of our financial statements, and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm is responsible for auditing our financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. The Audit Committee, among other things:

•	Appoints and approves the compensation of the independent registered public accounting firm to serve as our auditor;

•	Oversees the work of the independent auditor, including the annual audit;

•	Evaluates the performance of the independent auditor, and if so determined by the Audit Committee, replaces the independent auditor;

•

Ensures the receipt of, and evaluates, written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) regarding the independent auditor’s communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor’s independence;

•

Discusses with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (American Institute of Certified Public Accountants (“AICPA”), Professional Standards, Vol. 1 AU section 380) as adopted by the PCAOB in Rule 3200T;

•

Meets, reviews and discusses with management and the independent auditor separately and together regarding the scope of the audit, significant accounting issues encountered and the adequacy of internal control over financial reporting;

•	Reviews and discusses with management and the independent auditor the auditor’s report on internal control over financial reporting and any management letters received by us;

•	Meets quarterly and annually with management and the independent auditor to review our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;

•	Assists the Board in its oversight of enterprise-wide risk management and reviews the scope and results of all internal audits; and

•	Reviews and assesses the charter at least annually, provides minutes of committee meetings and prepares the report to be included in the proxy statement each year.

The report of the Audit Committee is provided below in this Information Statement.

Compensation Committee. The Compensation Committee currently consists of Messrs. Duerden (Chairman), Badie, Fitzgibbons and Grant. The Board has determined that Messrs. Duerden, Badie, Fitzgibbons and Grant are independent under the Nasdaq rules. The Compensation Committee met seven times during 2012 and took action by unanimous written consent one time. Each member of the Compensation Committee attended at least 75% of the total meetings held. The Compensation Committee:

•	Has exclusive authority to determine the amount and form of compensation paid to our Chief Executive Officer and reviews, at least annually, our Chief Executive Officer’s performance;

•	Oversees our overall compensation structure, policies and practices, and assesses whether our compensation structure and plans establish appropriate incentives for management and employees;

•	Administers our incentive-compensation and equity-based compensation plans;

•	Reviews and approves corporate goals and objectives relevant to the compensation of other executives, officers, employees, consultants and advisors; and

•

Reviews and assesses the charter periodically, prepares minutes of committee meetings and prepares the report to be included in the proxy statement on executive compensation and our compensation discussion and analysis each year.

The Compensation Committee may delegate its authority to set the compensation of non-officer employees to management and other appropriate supervisory personnel. The Chief Executive Officer makes recommendations to the Compensation Committee regarding appropriate goals and objectives relevant to the compensation and performance of the other members of executive management, and the Compensation Committee reviews, evaluates and approves the amount and form of compensation paid to such executives each year.

The Compensation Committee has the authority to select and engage, at our expense, such outside consultants, legal counsel and other advisors as it determines necessary and advisable to assist it in the performance of its functions, including the sole authority to retain and terminate any compensation consultant and to approve the consultant’s fees and other retention terms. In 2012, the Compensation Committee engaged the services of Frederic W. Cook & Co., Inc. to serve as its independent compensation consultant and determined that it was independent.

For further discussion regarding the Compensation Committee’s role in compensation of our executives, see “Compensation Discussion and Analysis” below. The report of the Compensation Committee is provided below in this Information Statement.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee currently consists of Messrs. Badie (Chairman), Duerden and Fitzgibbons. Messrs. Badie, Duerden and Fitzgibbons are independent directors under the Nasdaq rules. The Nominating and Corporate Governance Committee met three times in 2012 and all of the members of the committee attended those meetings. The Nominating and Corporate Governance Committee, among other things:

•	Selects and evaluates individuals for appointment to the Board, including assessing the particular experience, qualifications, attributes and skills possessed by each such individual;

•	Identifies, evaluates and recommends directors for appointment to its committees;

•	Prepares and recommends corporate governance guidelines for approval by our Board;

•	Prepares and recommends, and from time to time assesses, our Code of Business Conduct and Ethics;

•	Reviews the committee’s charter at least annually;

•	Provides recommendations to our Board on matters regarding management succession; and

•	Conducts an annual review and evaluation of the performance of the Board.

Director Nominations

Criteria for Board Membership. In selecting candidates for appointment or re-election to the Board, the Nominating and Corporate Governance Committee considers the appropriate balance of experience, skills and characteristics required of our Board, and seeks to ensure that at least a majority of the directors will be independent under the Nasdaq rules, and that members of our Audit Committee meet the financial literacy and sophistication requirements under the Nasdaq rules and at least one of them qualifies as an “audit committee financial expert” under the rules of the SEC. Although we do not have a formal policy with respect to diversity, the Nominating and Corporate Governance Committee does review the qualities of the Board members as a group, including the diverse nature of the Board’s professional experiences, viewpoints, skills, expertise with respect to the various facets of our business operations, and educational backgrounds. Nominees for director were also selected on the basis of their depth and breadth of experience, integrity, ability to make independent analytical inquiries, understanding of our business environment, and willingness to devote adequate time to Board duties. In addition, the Nominating and Corporate Governance Committee and Board may, from time to time, establish and consider specific skills and experiences that they believe we should seek in nominees for director in order to constitute a diverse, balanced and effective Board.

Stockholder Nominees. The Nominating and Corporate Governance Committee will consider written proposals from stockholders for nominees for director. Any such nominations should be submitted to the Nominating and Corporate Governance Committee c/o the Secretary of Obagi and should include the following information: (i) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in a proxy statement as a nominee and to serve as a director if elected); (ii) the names and addresses of the stockholders making the nomination and the number of shares of our common stock that are owned beneficially and held of record by such stockholders; and (iii) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the our Bylaws.

Process for Identifying and Evaluating Nominees. The Nominating and Corporate Governance Committee believes that we are well-served by our current directors. In the ordinary course, absent special circumstances or a material change in the criteria for Board membership, the Nominating and Corporate Governance Committee will re-nominate incumbent directors who continue to be qualified for service on our Board and are willing to continue as directors. If an incumbent director is not standing for re-election, or if a vacancy on the Board occurs between annual stockholder meetings, the Nominating and Corporate Governance Committee will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, our executives and, if the Nominating and Corporate Governance Committee deems appropriate, a third-party search firm. The Nominating and Corporate Governance Committee will evaluate each candidate’s qualifications and check relevant references. In addition, such candidates will be interviewed by at least one member of the Nominating and Corporate Governance Committee. Candidates meriting serious consideration will meet with all members of the Board. Based on this input, the Nominating and Corporate Governance Committee will evaluate which of the prospective candidates is qualified to serve as a director and whether the committee should recommend to the Board that this candidate be appointed to fill a current vacancy on the Board, or presented for the approval of the stockholders, as appropriate. To date, the Nominating and Corporate Governance Committee has not retained any outside consultants, legal counsel and other advisors.

Although the Nominating and Corporate Governance Committee has not adopted a formal policy with respect to stockholder nominees, the committee expects that the evaluation process for a stockholder nominee would be similar to the process outlined above.

Board Leadership Structure

Our Board does not have a formal policy regarding whether the roles of the Chief Executive Officer and Chairman of the Board should be separate. The Board understands that there is no single, generally accepted approach to providing Board leadership and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary over time as circumstances warrant.

We currently have separate individuals serving as Chairman of the Board and as Chief Executive Officer. The Board believes that this leadership structure is the optimal one for us at this time, as having a separate Chairman who is not an employee of the company has enhanced the Board’s oversight of, and independence from, our management, and the ability of the Board to carry out its roles and responsibilities on behalf of our stockholders. Further, this structure allows the Chief Executive Officer to focus more on the day-to-day operation of our company. Due to the fact that we have chosen to separate the roles of the Chief Executive Officer and Chairman of the Board, we do not currently have a designated lead independent director.

Board Risk Oversight

The Board plays an active role, as a whole and also at the committee level, in overseeing management of the Company’s risks. A fundamental part of risk management is not only understanding the risks that we face and what measures management has implemented to mitigate those risks, but also understanding the level of risk that is appropriate for us, given our size and the nature of our business. In determining our business strategy, the Board assesses the various risks we face, including the likelihood of occurrence and the potential impact of such risks, the steps taken by management to mitigate those risks and what is an acceptable level of risk for us.

The Board regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. In addition, the Board has delegated to certain committees oversight responsibility for those risks that are directly related to their area of focus. More specifically, the Audit Committee focuses on financial risks, including accounting and internal control risks. The Compensation Committee is responsible for overseeing risk management relating to our executive compensation plans (the 2005 Stock Incentive Plan, as amended (the “2005 Plan”), 2012 Performance Incentive Plan (“2012 Plan”), 401(k) plan and Sales

Compensation Plan) and arrangements, including consideration as to whether our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on us. The Nominating and Corporate Governance Committee oversees matters relating to the composition and organization of the Board and manages risks associated with the independence of the members of the Board and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks. The Board and its committees are committed to ensuring effective risk management oversight and working with management to ensure that effective risk management strategies are incorporated into our culture and day-to-day business operations.

Communications with Directors

Any interested person, including any stockholder, who desires to contact our Chairman of the Board or any other Board member may do so by writing to Obagi Medical Products, Inc. at 3760 Kilroy Airport Way, Suite 500, Long Beach, California, 90806, Attention: Secretary. Any communications received will be distributed by our Secretary to the Chairman of the Board or other Board member or members as deemed appropriate by our Secretary. Complaints regarding our accounting, internal accounting controls, auditing, business conduct or ethics matters can either be reported directly to the Chairman of the Audit Committee or General Counsel by writing to Obagi Medical Products, Inc., Attention: Chairman of the Audit Committee or General Counsel, 3760 Kilroy Airport Way, Suite 500, Long Beach, California, 90806, or submitted through our confidential and anonymous electronic and phone hotline administered by a third party by visiting our website at www.obagi.com or calling (800) 792-8089.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our executives and employees, including the principal executive officer, principal financial officer and controller. The Code of Business Conduct and Ethics, as applied to our principal executive officer, principal financial officer and principal accounting officer, constitutes our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and is our “code of conduct” within the meaning of the listing standards of Nasdaq. A copy of our Code of Business Conduct and Ethics is available on the Investor Relations section of our website at www.obagi.com. We intend to disclose any material changes made to the Code of Business Conduct and Ethics or any waivers granted to any of our directors and executives on that website or by the filing of a Current Report on Form 8-K within four business days of such material change or waiver.

Compensation of Non-Employee Directors

Our Board believes that providing competitive compensation is necessary to attract and retain qualified non-employee directors. The key elements of director compensation are a cash retainer, committee chair fees, meeting fees and equity-based grants. It is our Board’s practice to provide a mix of cash and equity-based compensation that it believes aligns the interests of our Board and our stockholders.

From January 1, 2012 through July 30, 2012, non-employee members of the Board received annual retainers of $30,000, payable in four quarterly installments. The chair of our Audit Committee, Mr. Grant, received an additional annual retainer of $10,000 and the chair of our Nominating and Corporate Governance Committee, Mr. Badie, and the chair of our Compensation Committee, Mr. Duerden, each received an additional annual retainer of $5,000. In addition, all non-employee members of the Board received $1,500 for each Board meeting attended in person and $500 for each Board meeting attended via telephone. Each member of the committees of our Board received $500 for each committee meeting attended in person or via telephone. Any new non-employee director who had not been in our prior employ would receive an initial grant of restricted stock with a fair market value of $30,000 on the date such individual joined the Board. In addition, each non-employee director received an annual grant of restricted stock with a fair market value of $30,000 at the time of each annual meeting of stockholders. Such shares would vest on the one year anniversary of each date of grant.

On July 30, 2012 (the “Adoption Date”), the Compensation Committee, after consultation with its independent compensation consultant, amended the compensation plan for non-employee directors to better align the compensation paid to non-employee directors with current competitive market practices. The provisions of the revised plan are intended to be in the middle of the range of peer group compensation to enable us to attract new qualified Board members. The Committee’s independent consultant conducted a study of non-employee director compensation among our peer group of 18 companies that reflect our annual revenue, market capitalization, and number of employees, among which we are positioned at or near the peer group median. This is the same peer group we used for evaluation of our executive compensation program in 2012. Our non-employee director compensation plan had not been updated since our initial public offering in 2006 and was found to be significantly below competitive norms. Under the amended plan, the total compensation received by non-employee directors will approximate the market median from the study.

Under the amended plan, annual cash retainers for non-employee directors were increased to $35,000. Additional annual retainers for chairs of committees of the Board were also increased as follows: (i) the chair of the Audit Committee now receives $15,000; (ii) the chair of the Compensation Committee and Nominating and Corporate Governance Committee each receives $10,000; and (iii) the Chairman of the Board, who did not previously receive an additional annual retainer, receives $30,000. Non-employee Board members continue to receive $1,500 for each Board meeting attended in person and $500 for each telephonic meeting. Each member of a committee of the Board also receives $1,000 per in person meeting, and continues to receive $500 for each telephonic meeting. Any new non-employee director who is appointed to the Board after the Adoption Date will receive an initial grant of restricted stock with a fair market value of $75,000 on the date such individual joins the Board. Non-employee directors will also receive an annual grant of restricted stock having a fair market value of $75,000 at the time of each annual meeting of stockholders. Such shares will vest on the one year anniversary of each date of grant.

From time to time our Board may form special committees to advise the Board regarding specific events or transactions. In such cases, the members of these committees may also receive cash retainers and meeting fees for their service on such committees. In November 2012, the Board formed a Financial Advisor Selection Committee, consisting of Messrs. Fitzgibbons (chair), Badie, Grant and Hummel, to assist in overseeing the selection of a financial advisor for the Board. Members of this committee received per meeting fees of $1,000 per each meeting attended in person and $500 for each telephonic meeting.

The following table summarizes the cash compensation we paid to the members of the Board of Directors who are not employed by us during the year ended December 31, 2012, as well as the aggregate grant date fair value of restricted stock awards granted to our non-employee directors in 2012. You should note that information regarding the ownership of vested stock held by our non-employee directors is set forth in the table entitled “Security Ownership of Certain Beneficial Holders and Management” in this Information Statement.

Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)(3)	Total
Albert J. Fitzgibbons III	$83,517	$30,004	$113,521
Ronald P. Badie	$75,966	$30,004	$105,970
John A. Bartholdson	$57,356	$30,004	$87,360
John H. Duerden	$70,466	$30,004	$100,470
Edward A. Grant	$80,216	$30,004	$110,220
Kristina M. Leslie (4)	$27,521	$75,013	$102,534

(1)

For purposes of determining director compensation, the term of office for directors begins in June and ends the following June, which does not coincide with our January through December fiscal year. Cash amounts included in the table above represent the portion of the annual retainers received in retainer fees, committee chair fees, and meeting fees earned with respect to service during calendar year 2012.
(2)	The dollar amounts shown for stock awards represents the grant date fair value of restricted stock granted during the year ended December 31, 2012, calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation (“FASB ASC Topic 718”). For information on the assumptions used to calculate the value of the awards, please refer to Notes 2 and 11 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on March 15, 2013. In accordance with SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(3)	The aggregate number of unvested shares of restricted stock held by each director as of December 31, 2012 was 2,206. Such shares will vest in full on June 6, 2013.
(4)	Ms. Leslie was appointed to the Board on July 31, 2012.

Compensation Committee Interlocks and Insider Participation

Messrs. Badie, Duerden, Fitzgibbons and Grant served on the Compensation Committee during the year ended December 31, 2012. During such service, none of these directors were, or had ever been, an officer or employee of Obagi or any of our subsidiaries. In addition, none of these directors had any relationship requiring disclosure by us under Item 404 of Regulation S-K—Certain Relationships and Related Transactions while serving on the Compensation Committee. During the year ended December 31, 2012, none of our executives served on the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any other entity, whose executives also served on our Compensation Committee or Board. No interlocking relationship exists, or in the past fiscal year existed, between any member of our Compensation Committee and any member of any other company’s board of directors or compensation committee.

REPORT OF THE AUDIT COMMITTEE

Under the guidance of a written charter adopted by the Board of Directors, the purpose of the Audit Committee is to oversee our accounting and financial reporting processes and audits of our financial statements. The responsibilities of the Audit Committee include appointing and determining the compensation of the independent registered public accounting firm. Each of the members of the Audit Committee meets the independence requirements of Nasdaq.

Management has primary responsibility for the system of internal control over financial reporting and the financial reporting process. The independent registered public accounting firm has the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with generally accepted auditing standards.

In this context and in connection with the audited financial statements contained in our Annual Report on Form 10-K, the Audit Committee:

•	Reviewed and discussed the audited financial statements as of and for the fiscal year ended December 31, 2012 with management and the independent registered public accounting firm;

•

Discussed with PricewaterhouseCoopers LLP, our independent registered public accounting firm, the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees , as amended (AICPA, Professional Standards , Vol. 1 AU section 380) as adopted by the PCAOB in Rule 3200T;

•

Reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirement of the PCAOB regarding the independent auditor’s communications with the Audit Committee concerning independence, discussed with the independent registered public accounting firm their independence, and concluded that the non-audit services performed by PricewaterhouseCoopers LLP are compatible with maintaining its independence;

•

Based on the foregoing reviews and discussions, recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC; and

•	Instructed the independent registered public accounting firm that the Audit Committee expects to be advised if there are any subjects that require special attention.

AUDIT COMMITTEE

Edward A. Grant, Chairman

Ronald P. Badie

John A. Bartholdson

Kristina M. Leslie

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding ownership of our common stock as March 19, 2013 by: (i) each person known by us to own more than 5% of the outstanding shares of common stock; (ii) each director and nominee for director; (iii) our “Named Executive Officers,” which include our Chief Executive Officer, Chief Financial Officer, and three other executive officers appearing earlier in this Information Statement; and (iv) all directors and Named Executive Officers as a group. The information in this table is based solely on statements in filings with the SEC or other reliable information.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Five percent stockholders:
Eagle Asset Management, Inc.(3) 880 Carillon Parkway St. Petersburg, FL 33716	2,070,683	11.9%
BlackRock, Inc.(4) 40 East 52nd Street New York, NY 10022	1,844,958	10.6%
Paradigm Capital Management, Inc.(5) Nine Elk Street Albany, NY 12207	1,030,945	5.9%
The Vanguard Group(6) 100 Vanguard Boulevard Malvern, PA 19355	1,004,582	5.8%
Named Executive Officers and Directors:
Albert F. Hummel (7)	187,454	1.1%
Preston S. Romm (8)	154,529	*
David S. Goldstein (8)	183,334	1.0%
Laura B. Hunter (8)	96,668	*
Mark T. Taylor (9)	12,294	*
Ronald P. Badie (10)	16,746	*
John A. Bartholdson (10)	15,747	*
John H. Duerden (10)	13,220	*
Albert J. Fitzgibbons III (10)	15,747	*
Edward A. Grant (10)	18,996	*
Kristina M. Leslie (11)	—	*
All officers and directors as a group (11 persons) (12)	714,735	4.0%

*	Less than 1%.
(1)	Unless otherwise indicated, the address of each of the named individuals is c/o Obagi Medical Products, Inc., 3760 Kilroy Airport Way, Suite 500, Long Beach, California 90806.
(2)	The percentage of shares beneficially owned is based on 17,434,138 shares of common stock outstanding as of March 19, 2013. Beneficial ownership of shares is determined in accordance with the rules of the SEC. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days after March 19, 2013 and shares of common stock subject to restricted stock that will vest within 60 days after March 19, 2013 are deemed to be outstanding and beneficially owned by the person holding such options or restricted stock for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.

(3)	Information regarding these shares is based on the Schedule 13G/A filed by Eagle Asset Management, Inc. with the SEC on January 29, 2013.
(4)	Information regarding these shares is based on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 11, 2013. The securities reported herein are beneficially owned by the following subsidiaries of BlackRock, Inc., of which BlackRock serves as a parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G): BlackRock Institutional Trust Company, N.A., BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock Asset Management Canada Limited and BlackRock Fund Advisors.
(5)	Information regarding these shares is based on the Schedule 13G/A filed by Paradigm Capital Management, Inc. (“Paradigm Capital”) with the SEC on February 12, 2013. All such shares are owned by advisory clients of Paradigm Capital.
(6)	Information regarding these shares is based on the Schedule 13G filed by The Vanguard Group with the SEC on February 13, 2013. The securities reported herein are beneficially owned by The Vanguard Group and its wholly-owned subsidiary Vanguard Fiduciary Trust Company.
(7)	Includes 50,000 shares issuable upon vesting of restricted stock units that will vest in full on April 21, 2013 and 121,667 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of March 19, 2013.
(8)	Consists solely of shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of March 19, 2013.
(9)	Mr. Taylor was appointed as our Senior Vice President, Corporate Development and Investor Relations on August 16, 2012. All of such shares were held by Mr. Taylor prior to joining the company.
(10)	Does not include 2,206 shares of restricted stock that fully vest on June 6, 2013.
(11)	Does not include 4,890 shares of restricted stock, which will vest in full on July 31, 2013.
(12)	Includes 556,198 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of March 19, 2013. Also includes 50,000 shares issuable upon vesting of restricted stock units that will vest in full on April 21, 2013.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Exchange Act and SEC rules, our directors, Named Executive Officers and beneficial owners of more than 10% of any class of equity security are required to file periodic reports of their ownership, and changes in that ownership, with the SEC. Based solely on our review of copies of these reports that we received from such persons for their transactions in 2012 and written representations of such reporting persons, we believe that all SEC reporting requirements under Section 16(a) during the year ended December 31, 2012 were satisfied in a timely manner.

EXECUTIVE COMPENSATION AND OTHER

INFORMATION CONCERNING EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The following discussion and analysis contains statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Introduction

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our Named Executive Officers, which include: Mr. Hummel, our President and Chief Executive Officer; Mr. Romm, our Chief Financial Officer and Executive Vice President, Finance, Operations and Administration;

Mr. Goldstein, our Executive Vice President, Global Sales and Field Marketing; Ms. Hunter, our Vice President, General Counsel and Secretary; and Mr. Taylor, our Senior Vice President, Corporate Development and Investor Relations.

The Compensation Committee of our Board has responsibility for establishing, implementing and continually monitoring our executive officer compensation programs. Each member of the Committee is “independent” under NASDAQ listing standards, is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code, and is a non-employee director within the meaning of Section 16 of the Exchange Act.

Executive Summary

Our Compensation Committee, with the guidance of its compensation consultant, has designed our executive officer compensation program to achieve the following objectives: (i) attract, retain, motivate and reward highly talented and dedicated executive officers; (ii) align the interests of our executive officers with those of our stockholders; and (iii) provide total compensation to each executive officer that is both competitive with peer companies and reflective of individual and corporate performance. Within this framework, the committee strives to ensure that the total compensation paid to all of our executives, including the Named Executive Officers, is fair, reasonable and competitive. In addition, the committee believes that the compensation paid to our executives should be substantially dependent upon our financial performance and the value that we create for our stockholders. For this reason, the committee structures our compensation programs to provide incentives for the attainment of our short-term and long-term strategic and financial objectives, and rewards those executives who make meaningful contributions to the attainment of those objectives. These principles and policies resulted in the following key decisions for our 2012 executive officer compensation:

•

Varied Elements of Compensation. The compensation of each of our Named Executive Officers in 2012 primarily consisted of three elements: (i) a base salary; (ii) participation in an annual cash bonus plan tied to our attainment of pre-established corporate financial objectives; and (iii) long-term stock-based incentive awards, in the form of stock. This mix of compensation elements emphasizes performance results, with generally more than half of the targeted compensation for each named executive officer being performance-based. By allocating a significant portion of total compensation to variable pay for our executive officers, we are able to maintain control over fixed compensation expenses in the form of base salaries, while affording meaningful upside potential to executives from achievement of company and individual performance goals;

•

Total Target Executive Compensation was Competitive. In 2012, the Compensation Committee targeted total direct compensation, in the aggregate (i.e., including base pay, short-term cash incentives and long-term equity award incentives) in a manner that is in line with the sixty-fifth percentile of comparable executive officers in the peer group identified below as an initial benchmark. The committee chose to target the sixty-fifth percentile because successful execution of our business plan requires a small number of executives with superior skills and the Compensation Committee believes that using the sixty-fifth percentile will give us a competitive advantage over the companies with which we compete by allowing us to attract and retain the most talented and dedicated executives possible;

•

Base Salaries and Target Bonus Opportunities Reflected Economic Conditions. Due to uncertainty in the economic conditions in the United States and around the world in recent years, our Named Executive Officers received no increases in their base salaries during 2009, 2010 and 2011. In 2012, upon the recommendation of its compensation consultant, the Compensation Committee approved merit increases between 3-6% for our Named Executive Officers, other than Mr. Taylor who joined us in August 2012, as discussed below. The target annual cash bonus for each of our Named Executive Officers remained at the same level as in 2011 and 2010;

•

Actual Cash Bonuses Paid Were Based on Our Performance Against Aggressive Goals. The goals we establish under our annual incentive plans are aggressive ones that are not easily achievable. Actual bonuses paid under our 2012 Plan were 118.4% of the target bonus for each Named Executive Officer in 2012. However, the actual bonuses paid under our 2011 Performance Incentive Plan (the “2011

Plan”) were only 39.4% of the target bonus for each Named Executive Officer in 2011. In addition, these cash incentives are capped at 75% of base salary for our Chief Executive Officer and 50-60% of base salary for the other Named Executive Officers, thereby limiting the incentive for excessive risk-taking and a focus on short-term results only;

•

Stock Options Were a Key Component of Compensation. Stock options align the interests of our executives with those of our stockholders and are the primary long-term compensation vehicle for our named executive officers. Options closely align the interests of our executives with those of our stockholders because our executive officers will realize a return on their options only to the extent there is an increase in the fair market value of the underlying shares over the exercise price, and only to the extent the executive continues to remain employed by us through the vesting period. As reflected in the Summary Compensation Table appearing below in this Information Statement, stock options represented a significant portion of each Named Executive Officer’s total overall compensation for 2012; and

•

No Significant Perquisites. Consistent with our pay-for-performance compensation philosophy, we do not provide our executive officers with any significant perquisites, other than those offered to our employees generally, such as participation in our 401(k) plan and the provision of healthcare, life and disability insurance.

Compensation Goals and Philosophy

The primary goals of our Compensation Committee with respect to executive compensation are to attract and retain a talented and dedicated management team, motivate them to achieve our specific annual, long-term and strategic goals, and align their interests with those of the stockholders by only rewarding performance that meets or exceeds established thresholds, and provides consequences for under performance, with the ultimate objective of improving stockholder value. Our Compensation Committee evaluated individual executive performance with a goal of setting compensation at levels the committee believes are appropriate, taking into account the responsibility and performance of, and compensation paid to, our other executives and to executive officers at comparable companies.

In 2012, the Compensation Committee engaged the services of a new compensation consultant, Frederic W. Cook & Co., Inc. (“Cook & Co.”) to assist it in its duties, including providing advice regarding industry trends relating to the form and amount of compensation provided to executives by companies with which we compete for executive talent. The compensation consultant did no work for us other than its work for the Compensation Committee and reported directly to the Compensation Committee through its chairperson. The Compensation Committee retains the right to terminate or replace its compensation consultant at any time.

In 2012, Cook & Co. provided the Compensation Committee with:

•	Market survey data and competitive practices analysis;

•	Advice regarding competitive levels of executive base salaries, annual performance incentive awards, annual equity awards, executive benefits and perquisites, and severance benefits;

•

A comprehensive review of our executive compensation strategy and policies, including reviewing the relative compensation of our peer group companies and the criteria for selecting peers that was used in preparing this Information Statement, as well as advising on our short- and long-term compensation incentives and our equity compensation strategy; and

•	Support for the preparation of our disclosure in this Information Statement of peer group data (excluding compensation related data relative to the designated peer group).

Direct Peer Group

In 2012, with the assistance and upon the recommendation of Cook & Co., the Compensation Committee developed a revised peer group that includes companies with revenue and market capitalization within a proscribed range that overlaps more closely than the peer group previously used by the committee with comparators used by others, such as companies that issue proxy voting guidelines, when comparing our performance and compensation to industry peers. Our Compensation Committee selected the following 18 companies consisting of direct competitors having comparable revenue and net income and similar sales and marketing initiatives as Obagi, for the purposes of evaluating executive compensation in 2012:

• Aveo Pharmaceuticals Inc. • Cornerstone Therapeutics Inc. • Cutera Inc. • Cynosure Inc. • Derma Sciences Inc. • Dusa Pharmaceuticals Inc.	• Emergent Biosolutions Inc. • Enzon Pharmaceuticals Inc. • Exelixis, Inc. • Hi-Tech Pharmaceuticals, Inc. • ISTA Pharmaceuticals, Inc. • Palomar Medical Technologies Inc.	• Santaras Inc. • SciClone Pharmaceuticals, Inc. • Solta Medical Inc. • Spectrum Pharmaceuticals, Inc. • Sucampo Pharmaceuticals Inc • Zeltiq Aesthetics Inc.

Our Compensation Committee believes that this diverse group of companies set an appropriate standard against which to measure the compensation packages awarded to our executives for 2012. The Compensation Committee used these peer companies as a guideline when determining total compensation paid to our executives for 2012. The Compensation Committee targeted approximately the sixty-fifth percentile of total direct compensation paid to the comparable executives of these companies. The committee chose to target the sixty-fifth percentile because successful execution of our business plan requires a small number of executives with superior skills and the Compensation Committee believes that using the sixty-fifth percentile will give us a competitive advantage over the companies with which we compete by allowing us to attract and retain the most talented and dedicated executives possible.

Prior to the date of this Information Statement, Cook & Co. did not provide a comparison of these peer group companies’ relative compensation data for 2012, as all of these companies had not yet reported year end compensation data by the time the Compensation Committee reviewed and determined the compensation packages for our Named Executive Officers for 2012. Therefore, 2011 compensation data was generally used in evaluating our executives’ compensation for 2012.

Role of Executives in Compensation Decisions

The Compensation Committee makes all of the decisions regarding compensation for our executives, including the Named Executive Officers, and approves recommendations regarding equity awards to all of such individuals. Decisions regarding non-equity compensation of other employees are made by our Chief Executive Officer within the framework established by our Compensation Committee.

The performance of our Chief Executive Officer is reviewed by our Compensation Committee, after asking him to provide his view concerning his performance. Our Chief Executive Officer annually reviews the performance of each executive and the conclusions reached, and the recommendations made, by him based on these reviews are presented to the Compensation Committee. The Compensation Committee then discusses the reviews and recommendations that were presented by the Chief Executive Officer, and discusses its own reviews of the performance of the executives. The Compensation Committee thereafter exercises its discretion in deciding the compensation to be paid to each of these individuals.

Elements of Compensation

To achieve the Compensation Committee’s objectives, our compensation plan must serve three primary purposes. First, it must be competitive. In 2012, competitive meant targeting total direct compensation, in the aggregate (i.e., including base pay, short-term cash incentives and long-term equity award incentives) in a manner that is in line with the sixty-fifth percentile of comparable executive officers in the peer group identified above as an initial benchmark. Individual targets are equitably set on the same basis, compared to both peers and internal benchmarks. Second, it should provide compensation that varies based on the Company’s performance and the individual performance of each executive. Third, it should align each participant’s interests with those of our stockholders. The principal components of executive compensation consist of the following:

Base Salary. Base salaries are provided to our executives to compensate them for services rendered during the fiscal year. Base salaries for executive officers are established based on the scope of their responsibilities and their individual performance. Generally, base salaries are reviewed annually, and adjusted from time to time to realign salaries after taking into account individual responsibilities, performance and experience. For 2012, this review occurred in the second quarter. At that time, our Compensation Committee reviewed information gathered by Cook & Co. regarding compensation of executive officers in the peer group discussed above. The data indicated that overall, base salaries for the Named Executive Officers wereslightly below the median of their peers, which may be due in part to the fact that their base salaries were not increased in 2009, 2010 or 2011 due to the uncertain economic conditions in the United States and around the world. As a result, the Compensation Committee, upon the recommendation of its compensation consultant, decided to approve increases to the base salaries of our Named Executive Officers ranging from 3-6%. These increases were implemented in May 2012. The following table sets forth the annual base salary for each Named Executive Officer following such increase:

Name and Title	2012 Annual Base Salary
Albert F. Hummel, President and Chief Executive Officer	$515,000
Preston S. Romm, Chief Financial Officer and Executive Vice President, Finance, Operations and Administration	$335,000
David S. Goldstein, Executive Vice President, Global Sales and Field Marketing	$310,000
Laura B. Hunter, Vice President, General Counsel and Secretary	$275,000
Mark T. Taylor (1), Senior Vice President, Corporate Development and Investor Relations	$270,000

(1)	Mr. Taylor joined the company in August 2012.

Annual Cash Incentives. In May 2012, the Compensation Committee approved the 2012 Plan, which is an incentive compensation program for the year ended December 31, 2012 under the 2005 Plan. It amends and restates and is the successor plan to the 2011 Plan. The 2012 Plan was designed to motivate, retain and reward our employees, including our executives, based on the achievement of specified corporate revenue and adjusted EBIT (as defined below) objectives, as well as individual objectives in certain cases.

For 2012, in light of continuing uncertain economic conditions and the volatile economic environment, the Compensation Committee established target revenue and earnings before interest and taxes, as adjusted to exclude the impact of non-cash charges relating to the issuance of equity instruments (“adjusted EBIT”), objectives of $22.9 million and $19.4 million respectively. For the 2012 Plan to be funded for eligible participants to earn any bonuses, we had to achieve at least 80.0% of the revenue objective and at least 80.0% of the adjusted EBIT objective. Assuming 100% achievement of the target revenue and adjusted EBIT objectives, the aggregate 2012 Plan pool would have been funded in the amount of $2.47 million, a slight increase from the 2011 Plan’s target of $2.36 million. Under the 2012 Plan, if we achieved between the minimum required 80.0% of each objective and the 100% target for each objective, then the potential bonus amount for each executive officer and non-executive employee would be reduced by 5.0% and 3.0%, respectively, for each 1% that we were below the target objective, and the bonus pool would be reduced accordingly. If the revenue and adjusted EBIT objectives were exceeded, an increased amount would have been funded to the 2012 Plan pool, up to 150% of the target 2012 Plan pool. The relative weightings of these financial performance objectives and contributions to the overall target 2011 Plan pool were as follows:

Financial Performance Objective at Target Level	Weighting	Total Contribution to Bonus Pool at Target Performance
Revenue Objective	30%	$740,700
Adjusted EBIT Objective	70%	$1,728,300

The total target bonus pool was determined based on our employee headcount at the time the 2012 Plan was adopted, and was subject to adjustment based on employee hiring, terminations and attrition levels during the year.

In accordance with the terms of the 2012 Plan, our Compensation Committee had full and final discretion to adjust in good faith the performance objectives and/or achieved financial results to reflect the occurrence of extraordinary events. In March 2013, the Compensation Committee determined that, for the year ended December 31, 2012, we had achieved:

•	98.2% of the revenue objective, based upon our total net revenue of $120.7 million; and

•

106.0% of the adjusted EBIT objective, based upon total adjusted EBIT of $20.6 million, which was further adjusted at the Compensation Committee’s discretion to exclude the recovery of funds related to the settlement of our outstanding litigation with certain former insurance carriers.

Based on these results, and after adjustment for achievement below the 100% target level and for employee terminations and attrition during the year, the total bonus pool available for distribution to all participants based on our actual level of performance against targeted performance was $2.52.

The 2012 Plan participants were eligible to receive individual bonus awards as established by our Compensation Committee based upon our achievement of the company objectives and, in some cases, individual objectives, out of this total bonus pool. The Compensation Committee established individual target bonus amounts calculated as a percentage, ranging from 50-75%, of the participant’s base salary for each of our Named Executive Officers as set forth in the table below. These target bonus levels, in combination with the base salaries discussed above which remain slightly below the median of the peer group, would place total cash compensation for the Named Executive Officers at approximately 10% above the median of the peer group which is consistent with the Compensation Committee’s goal of targeting the sixty-fifth percentile.

Based upon our achievement against the financial performance objectives for 2012, the total bonus available to be paid to each Named Executive Officer was 118.4% of such executive’s target bonus amount, however the Compensation Committee had discretion under the 2012 Plan to award bonus amounts that were in excess of or below the targeted bonus amounts. The following table sets forth the individual target bonus amount established for each Named Executive Officer, the percentage of the target bonus amount available for distribution based upon our actual level of performance against targeted performance, and the actual bonus amount earned by each Named Executive Officer:

Name and Title	Target as a Percentage of Base Salary	Target Bonus Amount	Percentage of Target Bonus Available	Actual Bonus Paid
Albert F. Hummel, President and Chief Executive Officer	75%	$386,250	118.4%	$422,913
Preston S. Romm, Chief Financial Officer and Executive Vice President, Finance, Operations and Administration	60%	$201,000	118.4%	$227,449
David S. Goldstein, Executive Vice President, Global Sales and Field Marketing	50%	$155,000	118.4%	$179,644
Laura B. Hunter, Vice President, General Counsel and Secretary	50%	$137,500	118.4%	$158,852
Mark T. Taylor, Senior Vice President, Corporate Development and Investor Relations(1)	50%	$135,000	118.4%	$59,999

(1)	Mr. Taylor joined Obagi in August 2012. The amount of the bonus actually awarded to Mr. Taylor has been prorated based upon the length of time he served as a Named Executive Officer during the year ended December 31, 2012.

In making determinations of the actual bonus amount to be paid to Mr. Hummel, the Compensation Committee considered the company’s performance in 2012 as well as Mr. Hummel’s performance during the year. In determining the actual bonus amounts to be paid to the other Named Executive Officers, the Compensation Committee considered Mr. Hummel’s recommendations based upon his assessment of such executive’s performance against certain financial and non-financial goals established for that executive in consultation with the Chief Executive Officer at the beginning of 2012, the performance of that executive’s division or other area of primary responsibility, and any other challenges faced or achievements accomplished during the year.

Eligible participants under the 2012 Plan were full-time employees, including executives, who did not participate in sales or other variable incentive pay plans and were employed by us on December 31, 2012.

Long-Term Equity Incentive Program. The Compensation Committee believes that positive long-term performance is achieved through an ownership culture that encourages such performance by our executives through the use of stock and stock-based awards. Our stock compensation plans have been established to provide certain of our employees, including our executives, with incentives to help align those employees’ interests with the interests of stockholders and to retain our executives. The Compensation Committee believes that the use of stock and stock-based awards offers the best approach to achieving our long-term compensation goals. The Compensation Committee further believes that stock options should remain the Company’s primary long-term incentive vehicle at this time because, ultimately, the options provide no value to employees unless there is an increase in share value, which is directly aligned with the interests of our stockholders. We have not adopted stock ownership guidelines and our stock compensation plans have provided the principal method for our executives to acquire equity interests in the company.

Options. Our 2005 Plan authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. The Compensation Committee is the administrator of the 2005 Plan. The Compensation Committee reviews and approves stock option awards to executives based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Periodic stock option grants are made at the discretion of the Compensation Committee to eligible employees and, in appropriate circumstances, the Compensation Committee considers the recommendations of members of management, such as our President and Chief Executive Officer. Stock option grants are also made at the commencement of employment and, from time to time, following a significant change in job responsibilities or to meet other special retention or performance objectives. Stock options granted by us generally have an exercise price equal to the fair market value of our common stock on the day of grant (except in certain instances where grants to executives have a higher exercise price), typically vest 33.33% per annum based upon continued employment over a three-year period, and generally expire ten years after the date of grant. Incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code of 1986, as amended (the “Code”), although we have not granted any incentive stock options under the 2005 Plan to date.

In May 2012, the Compensation Committee, after considering the individual performance and contributions of the Named Executive Officers (other than Mr. Taylor), their existing long-term incentives, our overall financial performance and relevant market data, the effect of market conditions on our stock price and tenure with the Company, approved stock option grants of 165,000, 50,000, 50,000 and 25,000 to Messrs. Hummel, Romm and Goldstein and Ms. Hunter, respectively, at an exercise price equal to the fair market value of our common stock on the date of grant. Each such option will vest in three equal annual installments, commencing on the first anniversary of the option grant date.

Upon his appointment as our Senior Vice President, Corporate Development and Investor Relations in August 2012, Mr. Taylor was awarded an option to purchase 50,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant. Such option vests in three equal annual installments, commencing on the first anniversary of the option grant date.

Restricted Stock and Restricted Stock Units. The 2005 Plan authorizes the Compensation Committee to grant restricted stock and restricted stock units, subject to restrictions that lapse in installments or as our Compensation Committee deems appropriate. Shares of common stock that are subject to restrictions will be forfeited to and reacquired by us if the recipient’s employment or service terminates prior to vesting. While our Compensation Committee did award restricted stock units to our executives in early 2008 to ensure the management team’s continued commitment to increase stockholder value as well as in anticipation of competitive challenges faced in 2008, the Compensation Committee does not currently intend to make such awards on a regular basis, and no such awards were granted in 2012.

2013 Executive Compensation Decisions

Annual Cash Incentives. In March 2013, the Compensation Committee approved and adopted the 2013 Performance Incentive Plan (the “2013 Plan”), which was designed to motivate, retain and reward our employees, including our executives, based upon the achievement of corporate revenue and adjusted EBIT objectives, as well as individual objectives in certain cases. Assuming 100% achievement of the target revenue and adjusted EBIT objectives, the aggregate 2013 Plan pool will be funded in the amount of $2.48 million, a slight increase from the 2012 Plan’s target of $2.47 million. For the 2013 Plan pool to be funded for executive officers and other participants to earn any bonuses, we must achieve at least 80% of the revenue objective and at least 80% of the adjusted EBIT objective. If the revenue and adjusted EBIT objectives are exceeded, an increased amount will be funded to the 2013 Plan pool, up to 150% of the target pool. If we achieve between the minimum required 80% and the target 100% of each objective, then the potential bonus amount for each executive officer and non-executive employee will be reduced by 5% and 3%, respectively, for each 1% that we are below the target objective, and the bonus pool will be reduced accordingly. Thirty percent of the 2013 Plan pool will relate to the revenue objective, and 70% of the pool will relate to the adjusted EBIT objective.

In the event that the revenue and adjusted EBIT objectives are sufficiently achieved to fund the 2013 Plan pool, the participants in the 2013 Plan may be eligible to receive individual incentive awards as established by our Compensation Committee based on achievement of individual performance objectives, the corporate financial objectives (in certain cases) and/or certain company performance objectives. Our Compensation Committee has established the following individual target bonus amounts calculated as a percentage of the participant’s current base salary for our executive officers:

Name and Title	Target as a Percentage of Base Salary	Target Bonus Amount
Albert F. Hummel, Chief Executive Officer and President	75%	$386,250
Preston S. Romm, Chief Financial Officer and Executive Vice President, Finance, Operations and Administration	60%	$201,000
David S. Goldstein, Executive Vice President, Global Sales and Field Marketing	50%	$155,000
Laura B. Hunter, Vice President, General Counsel and Secretary	50%	$137,500
Mark T, Taylor, Senior Vice President, Corporate Development and Investor Relations	50%	$135,000

The Compensation Committee may, if permitted by law, make retroactive adjustments to any awards made under the 2013 Plan paid to Named Executive Officers and other executives where the payment was predicated upon the achievement of specified financial results that were the subject of a subsequent restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive officer.

Eligible participants under the 2013 Plan are full-time employees, including executives, who do not participate in sales or other variable incentive pay plans and are employed by us on December 31, 2013.

Amendment to 2005 Plan. In March 2013, the Board approved an amendment to our 2005 Plan to provide that the Compensation Committee may make retroactive adjustments to any performance based award (cash or equity-based) made under the plan to Named Executive Officers and other designated executives where the payment was predicated upon the achievement of specified financial results that were the subject of a subsequent restatement. Where applicable, the Compensation Committee will seek to recover any amount determined to have been inappropriately received by the individual executive officer.

Amendments to Certain Executive Employment Agreements. On March 15, 2013 (the “Amendment Date”), we entered into amendments to the Amended and Restated Executive Employment Agreements with each of Messrs. Romm and Goldstein and Ms. Hunter, and an amendment to the Executive Employment Agreement with Mr. Taylor (collectively, the “Executive Amendments”). Prior to the Executive Amendments, in the event of a change in control in which the consideration that was paid was solely cash, all options and restricted stock units held by the executive would accelerate and vest in full, and all options would become exercisable immediately prior to such change in control, regardless of the executive’s continued employment status.

Under the Executive Amendments, any options or RSUs granted to the executive after the Amendment Date will, in the event of termination of the executive’s employment for good reason following a change in control, vest in full and all such options will become immediately exercisable. With respect to options granted to an executive prior to the Amendment Date (“Current Options”), such options will continue to vest in full and become exercisable in the event of a change in control in which the consideration that is paid is solely cash, regardless of the executive’s continued employment status. In the event of a change in control in which the consideration paid is stock or a combination of stock and cash, the Current Options will continue to be governed by the terms of the existing agreements for such options, provided, however, that if the executive’s employment is terminated following the change of control for good reason, then such Current Options will vest in full and become immediately exercisable on the date of termination.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis for the year ended December 31, 2012 be included in this Information Statement.

COMPENSATION COMMITTEE

John H. Duerden, Chairman

Ronald P. Badie

Albert J. Fitzgibbons III

Edward A. Grant

Summary Compensation Table

The following table sets forth information for the years ended December 31, 2012, 2011 and 2010 concerning compensation earned for services rendered to us by the Named Executive Officers:

Name and principal position	Year	Salary(1)	Bonus	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation		Total
Albert F. Hummel	2012	$511,579	—	—	$832,370	$422,913	—		$1,766,862
President and Chief	2011	$500,000	—	$627,500	$538,155	$147,600	—		$1,813,255
Executive Officer	2010	$105,682	—	—	—	$62,768	—		$168,450
Preston S. Romm	2012	$331,579	—	—	$252,233	$227,449	$32,736	(5)	$843,997
Chief Financial	2011	$320,000	—	—	$198,220	$75,600	$14,235	(5)	$608,055
Officer and Executive VP	2010	$320,000	—	—	$254,983	$143,048	$14,098	(5)	$732,129
David S. Goldstein	2012	$306,699	—	—	$252,233	$179,644	$32,796	(5)	$771,372
Executive VP, Global	2011	$295,360	—	—	$198,220	$58,200	$14,295	(5)	$566,075
Sales and Field Marketing	2010	$295,360	—	—	$254,983	$147,681	$14,157	(5)	$712,181
Laura B. Hunter	2012	$270,000	—	—	$126,117	$158,852	$25,609	(5)	$580,578
VP, General Counsel	2011	$260,000	—	—	$99,110	$51,200	$12,485	(5)	$422,795
and Secretary	2010	$260,000	—	—	$127,492	$96,856	$12,829	(5)	$497,177
Mark T. Taylor (6)	2012	$101,250	—	—	$261,844	$59,999	$11,897	(5)	$434,990
Senior VP, Corp.	2011	—	—	—	—	—	—		—
Development and Investor Relations	2010	—	—	—	—	—	—		—

(1)	Amounts shown reflect the increases to base salaries of the named individuals that were implemented in May 2012. See “Compensation Discussion and Analysis—Elements of Compensation—Base Salary.”
(2)	Amounts shown reflect the grant date fair value of restricted stock unit awards made in the year indicated as computed in accordance with FASB ASC Topic 718. Such grant-date fair value was calculated on the basis of the fair market value of the underlying shares of common stock on the award date and was not adjusted to take into account any estimated forfeitures.
(3)	Amounts shown reflect the grant date fair value of option awards granted in the year indicated as computed in accordance with FASB ASC Topic 718. For information on the assumptions used to calculate the value of the awards, please refer to Notes 2 and 11 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on March 15, 2013. In accordance with SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(4)	Amounts shown for 2012 were earned under the 2012 Performance Incentive Plan, but were not paid out until March 2013. For a description of the 2012 Plan, see “Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentives.”
(5)	Amounts shown include matching contributions under our 401(k) plan and life insurance premiums.
(6)	Mr. Taylor was appointed as our Senior Vice President, Corporate Development and Investor Relations in August 2012. Amounts shown for 2012 are prorated to reflect the amount of time Mr. Taylor served in such position during the year ended December 31, 2012.

Grants of Plan-Based Awards

The following table sets forth information regarding possible payouts under non-equity incentive plan awards to which our Named Executive Officers were entitled during the year ended December 31, 2012:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)				All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options		Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (2)
Name	Grant Date	Threshold	Target		Maximum
Albert F. Hummel	5/1/2012	—	$386,250	(3)	$579,375
	5/1/2012						165,000	(4)	$12.70	$832,370
Preston S. Romm	5/1/2012	—	$201,000	(5)	$301,500
	5/1/2012						50,000	(4)	$12.70	$252,233
David S. Goldstein	5/1/2012	—	$155,000	(6)	$232,500
	5/1/2012						50,000	(4)	$12.70	$252,233
Laura B. Hunter	5/1/2012	—	$137,500	(7)	$206,250
	5/1/2012						25,000	(4)	$12.70	$126,117
Mark T. Taylor	8/16/2012	—	$135,000	(8)	$202,500
	8/16/2012						50,000	(9)	$13.33	$261,844

(1)	Under the 2012 Performance Incentive Plan, the bonus pool was based on our satisfaction of pre-established financial objectives. If those objectives had been exceeded, the bonus pool would have been funded up to 150% of the target bonus pool. The actual amount earned by each Named Executive Officer was based on the overall financial performance of our company and personal performance and is disclosed in the “Summary Compensation Table” under the column entitled Non-Equity Incentive Plan Compensation.
(2)	Amounts shown reflect the grant date fair value of option awards granted in the year indicated as computed in accordance with FASB ASC Topic 718. For information on the assumptions used to calculate the value of the awards, please refer to Notes 2 and 11 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on March 15, 2013. In accordance with SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(3)	Mr. Hummel’s base salary is $515,000 and he was eligible for a discretionary cash bonus with a target of 75% of his base salary.
(4)	Options vest 1/3 each year on May 1, 2013, 2014, and 2015.
(5)	Mr. Romm’s base salary is $335,000 and he was eligible for a discretionary cash bonus with a target of 60% of his base salary.
(6)	Mr. Goldstein’s base salary is $310,000 and he was eligible for a discretionary cash bonus with a target of 50% of his base salary.
(7)	Ms. Hunter’s base salary is $275,000 and she was eligible for a discretionary cash bonus with a target of 50% of her base salary.
(8)	Mr. Taylor was appointed as our Senior Vice President, Corporate Development and Investor Relations in August 2012. His base salary is $270,000 and he was eligible for a discretionary cash bonus with a target of 50% of his base salary. The actual amount of the bonus earned by Mr. Taylor was prorated to reflect the amount of time he served in such position during the year ended December 31, 2012.
(9)	Options vest 1/3 each year on August 16, 2013, 2014 and 2015.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by our Named Executive Officers at December 31, 2012:

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Albert F. Hummel	33,334	(1)	66,666	(1)	$12.55	4/21/2021	50,000	$679,500	(2)
	—		165,000	(5)	$12.70	5/1/2022	—	—
Preston S. Romm	71,195		—		$10.00	7/1/2018	—	—
	33,334	(3)	16,666	(3)	$11.49	3/8/2020	—	—
	16,667	(4)	33,333	(4)	$9.71	11/29/2021	—	—
	—	(5)	50,000	(5)	$12.70	5/1/2022	—	—
David S. Goldstein	60,000		—		$11.00	12/14/2016	—	—
	20,000		—		$16.25	2/27/2018	—	—
	20,000		—		$10.91	5/1/2018	—	—
	33,334	(3)	16,666	(3)	$11.49	3/8/2020	—	—
	16,667	(4)	33,333	(4)	$9.71	11/29/2021	—	—
	—	(5)	50,000	(5)	$12.70	5/1/2022	—	—
Laura B. Hunter	40,000		—		$9.45	9/3/2018	—	—
	15,000		—		$5.86	3/3/2019	—	—
	16,667	(6)	8,333	(6)	$11.49	3/8/2020	—	—
	8,334	(7)	16,666	(7)	$9.71	11/29/2021	—	—
	—	(5)	25,000	(5)	$12.70	5/1/2022	—	—
Mark T. Taylor	—	(8)	50,000	(8)	$13.33	8/16/2022	—	—

(1)	Based on an option to purchase 100,000 shares granted on April 21, 2011, which vested and became exercisable as to 1/3 of such shares on April 21, 2012, and will vest and become exercisable as to 1/3 of such shares each year on April 21, 2013 and 2014.
(2)	Represents the number of unvested restricted stock units outstanding as of December 31, 2012 multiplied by the fair market value of our common stock as reported on the Nasdaq Global Market on December 30, 2012, the last trading day in 2011.
(3)	Based on an option to purchase 50,000 shares granted on March 8, 2010, which vested and became exercisable as to 1/3 of such shares on each of March 8, 2011 and 2012, and will vest and become exercisable as to the remaining 1/3 of such shares on March 8, 2013.
(4)	Based on an option to purchase 50,000 shares granted on November 29, 2011, which vested and became exercisable as to 1/3 of such shares on November 29, 2012, and will vest and become exercisable as to 1/3 of such shares each year on November 29, 2013 and 2014.
(5)	Based on an option granted on May 1, 2012 that will vest 1/3 each year on May 1, 2013, 2014 and 2015.
(6)	Based on an option to purchase 25,000 shares granted on March 8, 2010, which vested and became exercisable as to 1/3 of such shares on each of March 8, 2011 2012, and will vest and become exercisable as to the remaining 1/3 of such shares on March 8, 2013.
(7)	Based on an option to purchase 25,000 shares granted on November 29, 2011, which vested and became exercisable as to 1/3 of such shares on November 29, 2012, and will vest and become exercisable as to 1/3 of such shares each year on November 29, 2013 and 2014.
(8)	Based on an option granted on August 16, 2012 that will vest 1/3 each year on August 16, 2013, 2014 and 2015.

Option Exercises and Stock Vested

The following table sets forth information regarding stock options exercised and shares of common stock acquired upon vesting of restricted stock held by our Named Executive Officers during the year ended December 31, 2012:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (2)
Albert F. Hummel	—	—	—	—
Preston S. Romm	16,666	$122,828	—	—
	978	$3,159	—	—
	77,827	$214,024	—	—
David S. Goldstein	16,666	$132,661	—	—
Laura B. Hunter	—	—	—	—
Mark T. Taylor	—	—	—	—

(1)	Based on the amount by which the market price of a share of our common stock on the date of exercise exceeded the applicable exercise price per share of the option.
(2)	Represents the fair market value of a share of our common stock on the date of vesting multiplied by the number of shares that have vested.

Employment Agreements and Potential Payments Upon Termination or Change In Control

Hummel Employment Agreement

Effective April 21, 2011 (the “Effective Date”), the Company and Mr. Hummel, entered into an Executive Employment Agreement for a term of three years. Under the agreement, Mr. Hummel is entitled to an annual base salary of $500,000, subject to annual cost of living increases or such greater increase as may be approved by the Board. In May 2012, the Compensation Committee approved a three percent (3%) increase in Mr. Hummel’s annual base salary, which is now $515,000, as discussed in greater detail above in “Compensation Discussion and Analysis—Elements of Compensation—Base Salary.” In addition, he is entitled to participate in any incentive compensation plans that the Compensation Committee of the Board may establish, including the 2012 Plan adopted and approved in May 2013. Under the 2012 Plan, Mr. Hummel’s target bonus, assuming achievement by the company of 100% of each of the performance goals, is 75% of his annual base salary.

On the Effective Date, the Compensation Committee also granted Mr. Hummel an option to purchase 100,000 shares of our common stock, with an exercise price per share of $12.55, the closing selling price per share of our common stock as reported on the Nasdaq Global Market on the date of grant. The option will vest and become exercisable with respect to 33.33% of the underlying shares per annum upon Mr. Hummel’s completion of each year of service with the company following the Effective Date.

Additionally, on the Effective Date the Compensation Committee awarded Mr. Hummel 50,000 restricted stock units to acquire an equal number of shares of our common stock with no cash payment on his part other than applicable income and employment taxes. The restricted stock units will vest in full upon the second anniversary of the Effective Date.

Either Mr. Hummel or we may terminate his employment at any time. If Mr. Hummel is terminated for cause or terminates his own employment, he will be entitled to no severance. If Mr. Hummel is terminated without cause, he will be entitled to 12 months’ severance. In addition he will be entitled to continuation of all benefits made generally available to all executives (including continuation of coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”)) for 12 months, and will have a period of 12 months to exercise any options that were vested on the date of termination. In the event Mr. Hummel’s employment terminates by reason of death or disability, he will not be entitled to severance, but will have a period of

12 months to exercise any options that were vested on the date of termination. The term “cause” is defined as including when an executive: (i) exhibits willful misconduct or dishonesty which materially and adversely effects the business reputation of the executive or the Company; (ii) is convicted of a felony; (iii) acts (or fails to act) in the performance of his duties to the Company in bad (good) faith and to our detriment; (iv) materially breaches the amended and restated employment agreement or any other agreement with the Company, which if curable, is not cured to our reasonable satisfaction within thirty days of written notice thereof; or (v) engages in misconduct that is demonstrably and materially injurious to the Company, including, without limitation, willful and material failure to perform his duties as an officer or executive of the company or excessive absenteeism unrelated to illness or vacation.

If Mr. Hummel’s employment is terminated for good reason, then he will be entitled to 12 months’ severance and continuation of all benefits made generally available to all executives (including continuation of COBRA) for 12 months. In addition, in the event of a change in control, all options and RSUs held by Mr. Hummel will vest in full, and all options will become exercisable immediately prior to such change in control, regardless of his continued employment status. The term “good reason” is defined as, following a change of control: (i) the Company (including any successor in interest) terminates Mr. Hummel’s employment at any time within the one year anniversary of such change of control, for reasons other than for cause, death or disability; (ii) Mr. Hummel voluntarily terminates his employment within six months of the Company’s (or any successor in interest) material reduction in his level of responsibility; or (iii) Mr. Hummel terminates his employment within six months of the Company’s (or any successor in interest) material reduction of his base salary, except for any salary reduction that is generally applicable to the Company’s (or any successor in interest) executives; provided that in the case of (ii) and (iii) above, “good reason” shall only be found to exist if prior to the his resignation for good reason, the executive has provided thirty days written notice to us (or any successor in interest) within ninety days following the existence of such good reason event indicating and describing the event resulting in such good reason, and the company (or any successor in interest) does not cure such event within ninety days following the receipt of such notice from Mr. Hummel. In the event the Company (or any successor in interest) fails to timely cure, Mr. Hummel may resign upon expiration of the cure period.

Mr. Hummel is also subject to a confidentiality covenant and a covenant not to solicit any employee to leave the company’s (or any successor in interest) employ during the term of any severance period following the date of termination. Any severance payment is conditioned upon execution by Mr. Hummel of a release in form and substance satisfactory to us.

Employment Agreements with Other Executive Officers

On June 15, 2009, we entered into amended and restated employment agreements with the following Named Executive Officers: Messrs. Romm and Goldstein and Ms. Hunter. Mr. Goldstein’s agreement was further amended in April 2011. In addition, on August 16, 2012 we entered into an employment agreement with Mr. Taylor, upon his appointment as our Senior Vice President, Corporate Development and Investor Relations. Under these agreements, Mr. Romm, Mr. Goldstein, Ms. Hunter and Mr. Taylor are entitled to annual base salaries of $320,000, $295,360, $260,000 and $270,000, respectively, subject to annual cost of living increases or such greater increases as may be approved by the Board. In May 2012, the Compensation Committee approved increases to the annual base salaries of those Named Executive Officers then in office, Messrs. Romm and Goldstein and Ms. Hunter, whose annual base salaries are now $335,000, $310,000 and $275,000, respectively, as discussed in greater detail above in “Compensation Discussion and Analysis—Elements of Compensation—Base Salary.”

In addition, Mr. Romm is entitled to an annual bonus of up to 60% of his base salary, and Mr. Goldstein, Ms. Hunter and Mr. Taylor are entitled to annual bonuses of up to 50% of their respective base salaries, all subject to achievement of certain corporate and individual targets.

Under each of these agreements, either the executive or the Company may terminate the executive’s employment at any time. If the executive is terminated for cause or terminates his or her own employment, the executive will be entitled to no severance. If the executive is terminated without cause, the executive will be entitled to the following severance: each of Mr. Romm and Mr. Goldstein, 12 months’ severance, and each of Ms. Hunter and Mr. Taylor, six months’ severance. In addition each executive will be entitled to continuation of all benefits made generally available to all executives (including continuation of COBRA) for 12 months, in the case of Mr. Romm and Mr. Goldstein, and six months, in the case of Ms. Hunter and Mr. Taylor, and will have a period of 12 months to exercise any options that were vested on the executive’s date of termination. In the event the executive’s employment terminates by reason of death or disability, the executive will not be entitled to severance, but will have a period of 12 months to exercise any options that were vested on the executive’s date of termination. The term “cause” has the same definition as set forth in Mr. Hummel’s agreement.

If the executive’s employment is terminated for good reason, then the executive will be entitled to 12 months’ severance and continuation of all benefits made generally available to all executives (including continuation of COBRA) for 12 months. In addition, in the event of a change in control in which the consideration that is paid is solely cash, all options and restricted stock units held by the executive will vest in full, and all options will become exercisable immediately prior to such change in control, regardless of the executive’s continued employment status. Should any of the severance benefits constitute a parachute payment under Section 280G of the Code, the amount of the severance benefits shall be reduced to the minimum extent necessary to ensure that the severance benefits do not exceed the amount determined pursuant to Section 280G of the Code. The term “good reason” has the same definition as set forth in Mr. Hummel’s agreement. Each executive is also subject to a confidentiality covenant and a covenant not to solicit any employee to leave the company’s (or any successor in interest) employ during the term of any severance period following the date of termination. Any severance payment is conditioned upon execution by the executive of a release in form and substance satisfactory to us.

On March 15, 2013, we entered into amendments to the Amended and Restated Executive Employment Agreements with each of Messrs. Romm and Goldstein and Ms. Hunter, and an amendment to the Executive Employment Agreement with Mr. Taylor. Under the Executive Amendments, any options or RSUs granted to the executive after the Amendment Date will, in the event of termination of the executive’s employment for good reason following a change in control, vest in full and all such options will become immediately exercisable. With respect to options granted to an executive prior to the Amendment Date, such options will continue to vest in full and become exercisable in the event of a change in control in which the consideration that is paid is solely cash, regardless of the executive’s continued employment status. In the event of a change in control in which the consideration paid is stock or a combination of stock and cash, the Current Options will continue to be governed by the terms of the existing agreements for such options, provided, however, that if the executive’s employment is terminated for good reason, then such Current Options will vest in full and become immediately exercisable on the date of termination. Finally, under the Executive Amendments the term “good reason” was expanded to include termination following a change in control by the executive within six months of the company’s (or any successor in interest) change in the geographic location at which executive must provide services by 50 miles or more.

Potential Payments upon Termination or a Change in Control

The following table presents our reasonable estimate of benefits payable to each of our Named Executive Officers assuming that each of the following events occurred on December 31, 2012: (i) a change in control in which the consideration is solely cash and the termination of the executive’s employment for good reason in connection therewith (a “Cash CIC”); (ii) a change in control in which the consideration is other than solely cash and the surviving corporation assumes all of our outstanding options, and the termination of the executive’s employment for good reason in connection therewith (a “Non-Cash CIC”); (iii) termination of executive’s employment without cause in the absence of a change in control; and (iv) termination of executive’s employment by reason of death or disability:

Name	Trigger	Salary	Value of Option and RSU Acceleration (1)	Continuation of Benefits (2)	Total
Albert F. Hummel	Cash CIC	$515,000	$763,117	—	$1,278,117
	Non-Cash CIC	$515,000	$763,117	—	$1,278,117
	Termination without Cause	$515,000	—	—	$515,000
	Death or Disability	—	—	—	—
Preston S. Romm	Cash CIC	$335,000	$99,667	$23,377	$458,044
	Non-Cash CIC	$335,000	—	$23,377	$358,377
	Termination without Cause	$335,000	—	$23,377	$358,377
	Death or Disability	—	—	—	—
David S. Goldstein	Cash CIC	$310,000	$114,500	$23,377	$447,877
	Non-Cash CIC	$310,000	—	$23,377	$333,377
	Termination without Cause	$310,000	—	$23,377	$333,377
	Death or Disability	—	—	—	—
Laura B. Hunter	Cash CIC	$275,000	$57,252	$16,377	$348,629
	Non-Cash CIC	$275,000	—	$16,377	$291,377
	Termination without Cause	$137,500	—	$8,188	$138,188
	Death or Disability	—	—	—	—
Mark. T. Taylor	Cash CIC	$270,000	$4,333	$23,239	$297,572
	Non-Cash CIC	$270,000	—	$23,239	$293,239
	Termination without Cause	$135,000	—	$11,620	$146,620
	Death or Disability	—	—	—	—

(1)	Represents the aggregate value of the accelerated vesting of the Named Executive Officers’ unvested stock options and, if applicable, RSUs. The amounts shown as the value of the accelerated stock options in connection with a change in control and for termination without cause are based solely on the intrinsic value of the options as of December 31, 2012. The intrinsic value was calculated by multiplying (i) the amount by which the fair market value of our common stock December 31, 2012 ($13.59 per share) exceeded the applicable exercise price by (ii) the assumed number of in-the-money option shares vesting on an accelerated basis as of December 31, 2012.
(2)	Represents COBRA continuation coverage for a specified period following the termination event.

While we believe that the amounts shown above and the assumptions upon which they are based provide reasonable estimates of the amounts that would have been due to the Named Executive Officers in the event that any of the circumstances described above had occurred on December 31, 2012, the actual amounts due to the Named Executive Officers upon a triggering event will depend upon the actual circumstances and the then applicable provisions of the 2005 Plan and their employment agreements. Each executive would also be entitled to any gain attributable to his or her already-vested equity awards.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as described below or elsewhere in this Information Statement, since January 1, 2012, there has not been a transaction or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of our common stock, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

Transactions with Employees and Consultants of Cobrek Pharmaceuticals Inc.

From November 2010 through March 2011, we entered into consulting arrangements with certain individuals affiliated with Cobrek Pharmaceuticals, Inc. (“Cobrek”) to provide consulting services to us. These individuals include: (i) Cobrek’s Vice President of Regulatory Affairs and Quality Assurance; (ii) the Chairman of the board of directors of Cobrek; (iii) a member of the board of directors; and (iv) a senior consultant to Cobrek.

In addition to the four consultants mentioned above, Mr. Hummel, our President and Chief Executive Officer and a member of the Board, was also the Chief Executive Officer, a member of the board of directors and a holder of more than 10% of the outstanding stock of Cobrek. As of December 28, 2012, Cobrek was acquired by Perrigo Company, and since the acquisition, neither Mr. Hummel nor the consultants who provided services to us have any relationship with Cobrek. As a result, subsequent to December 28, 2012, the consultants previously associated with Cobrek are no longer considered related parties.

For the years ended December 31, 2012 and 2011, we recorded $914,000 and $875,000, respectively, in aggregate fees and related expenses for consulting services provided by these four consultants. As of December 31, 2012 and 2011, amounts due to these consultants aggregated to $40,000 and $84,000, respectively.

Policies and Procedures for Reviewing, Approving or Ratifying Related Party Transactions

All future related party transactions must be submitted to the Audit Committee for review, approval or ratification in advance. The Audit Committee shall hold an in-person or telephonic meeting to determine the disposition of each proposed related party transaction.

ANNEX B

OPINION OF MORGAN STANLEY & CO. LLC

1585 Broadway

New York, NY 10036

March 19, 2013

Board of Directors

Obagi Medical Products, Inc.

3760 Kilroy Airport Way

Suite 500

Long Beach, CA 90806

Members of the Board:

We understand that Obagi Medical Products, Inc. (the “Company”), Valeant Pharmaceuticals International, (the “Buyer”), Odysseus Acquisition Corp., a wholly owned subsidiary of the Buyer (“Acquisition Sub”) and Valeant Pharmaceuticals International, Inc., the direct parent of the Buyer, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated March 19, 2013 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company for $19.75 per share in cash, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by the Buyer or Acquisition Sub, or as to which dissenters’ rights have been perfected, each outstanding option to purchase the Company Common Stock and each outstanding restricted stock unit will be converted into the right to receive $19.75 per share in cash (in the case of such options net of the exercise price of the options) (the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios;

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6)	Reviewed the reported prices and trading activity for the Company Common Stock;

7)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

10)	Reviewed the Merger Agreement and certain related documents; and

11)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. We have further relied upon the assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company (with such adjustments to any such projections as you have deemed appropriate and recommended to us). In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, all of which is contingent upon the closing of the Merger. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. In the two years prior to the date hereof, we have provided financial advisory services to the Company and financing services to the Buyer and have received customary fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold

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long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such shareholders should tender their shares into the Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Benjamin M. Frost
Benjamin M. Frost Managing Director

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